12028511

As filed with the Commission on November 6, 2012

Executed Copy

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section
NOV 06 2012
Washington DC
401

FORM 1-A/A
AMENDMENT NO. 7 TO
OFFERING STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ABCO ENERGY, INC.

(Exact name of Issuer as specified in its charter)

Nevada	**5063**	20-1914514
(State or other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

1000 E Fort Lowell Road
Tucson Arizona 85719
Telephone: 520-777-0511
(Address and Telephone Number of Issuer's Principal Executive Offices)

THIS OFFERING STATEMENT SHALL ONLY BE QUALFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A.

THE INFORMATION IN THIS PRELIMINARY OFFERING CIRCULAR IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE OFFERING STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS OFFERING CIRCULAR IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SEUCIRITES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

1A74

01

PART I-NOTIFICATION

ITEM 1 Significant Parties

(a) The issuer's directors:

Charles O'Dowd, President and Director (1)
6610 Ghost Flower
Tucson, AZ 85750

Wayne Marx, Director (2)
7700 E. Knighthood Lane
Williams, AZ 86046

(b) The issuer's officers: (1)(2)

Charles O'Dowd, President and Director

Wayne Marx, VP, Director

(c) The issuer's general partners: Not Applicable ("N/A")
(d) Record owners of 5 percent or more of any class of the issuer's equity securities:

Charles O'Dowd (1) (2)

Wayne Marx (1) (2)

SSI Development
6959 East Wild Canyon Place
Tucson, AZ 85750

(e) Beneficial owners of 5 percent or more of any class of the issuer's equity securities:
See Answer to Item 1 (d)
(f) Promoters of the issuer: See Answer to Item 1 (d)
(g) Affiliates of the issuer: See Answer to Item 1 (d)
(h) Counsel to the issuer with respect to the proposed offering:
Law Offices of Brian P. Simon* *Residential address is the same as his business address
10562 Eastborne Avenue
Los Angeles, CA 90024
Tel: (310) 855-3382

(i) Each underwriter with respect to the proposed offering: N/A

The underwriter's directors: Not applicable

The underwriter's officers: Not applicable

The underwriter's general partners: Not applicable

Counsel to the underwriter: Not applicable
(1) Their business address is: 1000 E. Fort Lowell Road, Tucson, AZ 85719
(2) See response to Item 1 (a) for the residential addresses for Messrs. O'Dowd and Marx.

ITEM 2 Application of Rule 262

(a) None of the persons identified in responses to Item 1 are subject to the disqualifying provisions set forth in Rule 262.

(b) Not applicable

ITEM 3 Affiliate Sales: Not applicable

ITEM 4 Jurisdictions in which securities are to be offered

(a) There are no underwriters, dealers or salespersons are involved in this Offering. Securities will be sold by officers and directors of the issuer in the states in which the issuers has registered the offering.

(b) The securities in this offering shall be offered in the following jurisdictions, subject to qualification or registration in each state: California, Illinois, Minnesota, Mississippi, Nevada, New York, New Jersey and Texas. No shares will be qualified by an exemption.

The securities to be offered in connection with this offering shall be offered by the Issuer through its officers and directors. The Company is not using a selling agent or finder in connection with this offering.

Please refer to the section in Part II of this Offering Statement entitled "Plan of Distribution" for more detailed information on the Company's plan of distribution.

ITEM 5 Unregistered Securities Issued or Sold Within One Year
(a)(1) As to the following responses, with respect to each entry the issuer is Energy Conservation Technologies (ENYC)
(a)(2) All issuances are common shares of ENYC.
(a)(3) Such price was determined by the Board of Directors of Registrant

Shareholder [(A) (4)]	**Shares Issued [(A) (2)]**	**Offering Price or Consideration [(A) (3)]**
Abell, M	40,000	16,000
Adams T	55,000	19,000
Andersen, M	25,000	10,000

03

Atkinson, J	40,000	14,000
Ballingall, T	24,000	9,600
Barrow, T	70,000	24,500
Bate, B	100,000	40,000
Bradley, P	12,500	5,000
Brittain, L	45,000	15,750
Brittain, L and B	100,000	40,000
Bunn, R	10,000	4,000
Bunn, R	7,500	3,000
Cummings, I	30,000	12,000
Dart, S	41,250	16,500
Ek, U	42,500	17,000
Etheridge, G	23,250	9,300
Fleming, J	8,750	3,500
Frankiel, A	22,857	9,000
Frankiel, A	252,144	88,250
Gale, R	433,928	157,500
Garsztka, R	15,000	6,000
Gaw, J	37,500	15,000
Gethin, A	62,500	25,000
Gethin, A	71,571	25,050
Goodband, R	291,000	121,000
Hadley, M	352,000	124,390
Harvey, F	8,000	3,200
Holland, N	110,286	38,600
Hurford, J	25,000	10,000
Lees-Jones, D	198,332	72,585
Lees-Jones, K	22,857	8,000
Mason, D	12,500	5,000
McDonald, M	12,500	5,000
McInnes	7,850	3,140
Minchin, R	7,500	13,000
Mitchell, E	40,000	16,000
Moir, R	16,173	6,469
Morgan, J	50,000	20,000
Muir, R	19,000	7,600
Orr, B	126,250	45,500
Orr, B	26,250	9,187
Pottinger, J	192,256	87,500
Rao, D	40,000	14,000
Tickner, E.	112,250	41,875
Scott, R	12,500	5,000
Tovar, J	562,500	225,000
Wood, J	10,000	4,000

(b) Not applicable

(c) All securities listed above were issued pursuant to the provisions of Regulation S under the Securities Act in that all of the securities were sold to non-US persons in an off-shore transaction(s), in compliance with the provisions of Regulation S.

ITEM 6 Other Present or Proposed Offerings: None

ITEM 7 Marketing Arrangements

(a) Neither the Issuer nor any person named in response to Item 1 is aware of any such arrangements.

(b) Not applicable

ITEM 8 Relationship with Issuer of experts named in offering statement: N/A

ITEM 9 Use of a Solicitation of Interest Document

Issuer has not used any publication whether or not authorized by Rule 254, prior to the filing of this Offering Statement.

PRELIMINARY OFFERING CIRCULAR

Subject to completion, dated November 6, 2012

ABCO ENERGY, INC.

6,250,000 SHARES OF COMMON STOCK

This Offering Circular relates to the sale of an aggregate of 6,250,000 shares of common stock, par value $0.001, by the Company under this Offering Circular. These securities will be offered for sale by the Company in this Offering Circular at price of $0.80 per share in accordance with the methods and terms described in the section of this Offering Circular entitled "Plan of Distribution." The minimum number of shares to be purchased hereunder is 5000 per investor.

We have never declared or paid any cash dividends or distributions on our common capital stock. We currently intend to retain our future earnings, if any, to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future. Currently there is a very limited market for the Company's securities.

The Company currently has the individual compensation arrangement described in this Offering Circular under the section entitled "Remuneration of Directors and Officers." The Company may enter into any equity compensation plans and individual compensation arrangements in the future.

Our mailing addresses and telephone numbers are as follows:
1000 E. Fort Lowell Road
Tucson, AZ 85719
Tel: (520) 777-0511

Distribution Spread

	Estimated Underwriting Discount and Commissions(1)(2)		**Proceeds to the Issuer if 100% of issue is sold**	**Proceeds to the Issuer if 10% of issue is sold**
Per share	$0.80	$0.12	$0.68	$0.68
Total	$5,000,000	$750,000	$4,250,000	$425,000

(1) The Company will pay up to these amounts. The appropriate commencement date of the proposed sale to the public of the common stock offered is ________________, 2012. The termination date of this Offering will be _______________, 2012 unless extended by the Company for an additional 6 months. See "Plan of Distribution".

(2) The Company does not currently have any non-cash compensation plans in effect.

This Offering Circular is not an offer to sell any securities other than the shares of common stock offered hereby. This Offering Circular is not an offer to sell securities in any circumstances in which such an offer is unlawful.

Upon acceptance, all funds received to purchase shares will be placed in escrow with Bank of America, Tucson, AZ pending receipt of a minimum of $500,000 of proceeds. If the minimum is not met within 12 months from the date of the first security sale, unless extended by the Company for an additional 6 months, all proceeds will be returned and the escrow will terminate. The Company will accept or reject the subscription within ten (10) business days of receipt. See "Plan of Distribution."

We have not authorized anyone, including any salesperson or broker, to give oral or written information about this offering, the Company, or the shares of common stock offered hereby that is different from the information included in this Offering Circular. You should not assume that the information in this Offering Circular, or any supplement to this Offering Circular, is accurate at any date other than the date indicated on the cover page of this Offering Circular or any supplement to it.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 14 FOR RISKS OF AN INVESTMENT IN THE SECURITIES OFFERED BY THIS OFFERING CIRCULAR, WHICH YOU SHOULD CONSIDER BEFORE YOU PURCHASE ANY SHARES.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS OFFERING CIRCULAR IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE DATE OF THIS OFFERING CIRCULAR IS: NOVEMBER ___, 2012

TABLE OF CONTENTS

OF

OFFERING CIRCULAR SUMMARY

This summary highlights selected information contained elsewhere in this Offering Circular. This Summary does not contain all the information that you should consider before investing in the common stock. You should carefully read the entire Offering Circular, including "Risk Factors", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements, before making an investment decision. In this Offering Circular, the terms "ABCO" "Company," "we," "us" and "our" refer to ABCO Energy, Inc.

BUSINESS OVERVIEW

ABCO Energy, Inc. is an installation contractor for alternative energy products that are used in the replacement of fossil fuel energy generation. ABCO is a Nevada corporation, which maintains offices located in Tucson, Arizona.

ABCO Energy holds 100% of the outstanding common shares of ABCO Solar, Inc., an Arizona corporation, whose business is the sale and installation of solar photovoltaic and solar thermal products.

ABCO Energy holds 100% of the outstanding common shares of "Alternative Energy Finance Corporation" (AEFC), a Nevada corporation. AEFC offers leasing and other financial services for the alternative energy industry.

ABCO Energy, Inc. (the "Company" or "ABCO Energy") was formerly named "Energy Conservation Technologies, Inc. (ENYC)" and currently trades on the pink sheets as ENYC-OTC.

ABCO sells and installs Solar Photovoltaic and Solar Thermal products that are purchased from both USA and offshore manufacturers. We have available and utilize many suppliers of US manufactured solar products from such companies as Sunpower, Mage, Siliken Solar, Westinghouse Solar, Schuco and various Chinese suppliers. In addition, we purchase from a number of local and regional distributors whose products are readily available and selected for markets and price.

ABCO offers solar leasing and long term financing programs from Sunpower, Suncap and AEFC that are offered to ABCO customers and other marketing and installation organizations.
We are operating in Tucson, Phoenix and Williams, Arizona. We operate all of our locations as company owned businesses. Tucson is our warehousing and training facility for all other company operations.

ACQUISITION OF ENERGY CONSERVATION TECHNOLOGIES, INC

On July 1, 2011 Energy Conservation Technologies, Inc. (ENYC) completed a share exchange agreement ("SEA") to exchange ENYC shares for 100 % of the common shares of ABCO. The Company has accounted for this transaction utilizing the purchase method as directed in SFAS

141 and FASB Statement No. 38. This transaction is accounted for as a reverse merger effective July 1, 2011

ENYC did not have sales or operations since 2009 but maintained a significant group of assets including the inventory listed in the table of consolidation assets in table below.

The principle reason for the SEA on the part of the acquirer, ABCO, was to become a publicly traded entity for access to the capital markets. The principle reason for ENYC agreeing to the SEA was to provide sales and operations in their development stage entity which had never had significant sales transactions.

Even though ENYC is the survivor and all aspects of the entity are intact, the control of ENYC is now in the hands of the management and majority shareholders of ABCO

As a result of the SEA, the outstanding shares of ENYC as of June 30, 2011 were restated in a one for twenty three (1 for 23) reverse division prior to the exchange to approximately 9% of the post exchange outstanding common shares... As a result of the reverse division there of all pre-acquisition shares of ENYC were cancelled and reissued as post reverse shares. Prior ENYC shareholders retained 1,375,730 shares or 9% of the post division shares. ABCO stockholders received 13,957,708 shares, 91% of the post division shares.

WHERE YOU CAN FIND US

Our principal executive office is located at 1000 E. Fort Lowell Road, Tucson, Arizona 85719. Phone: 520-777-0511. Our Internet address is www.abcosolar.com. Information contained on, or accessed through our website is not intended to constitute and shall not be deemed to constitute part of this Offering Circular.

GENERAL INTRODUCTION

ABCO has statewide approval as a registered solar products installer, ROC 258378, and we are fully licensed to offer commercial and residential electrical services in Arizona.

We plan to open operations in cities across the USA in the next few months after funding is complete. Tucson is our first city in which we established operations, and depending on market conditions, the next target states we will explore are California, Texas, Nevada and New Mexico. All of the cities in our target group have utility and state support programs for alternative energy that helps the sale of solar get a head start.

Various Arizona electric power companies provide Arizona and its surrounding cities with power but also provide incentives in the way of upfront or downstream funding for residential and commercial alternative energy projects. The Arizona Utilities program, which is funded by collections from customers, pays as much as 50% of the cost of a project. This coupled with the 30% Federal Tax credit and an Arizona Tax credit ranging from $1,000 to as much as $25,000 can bring the cost of a solar installation down to as little as 15% of the total sales price. This kind of support is available in most of the states across America and has resulted in an increased demand for the customers and installers like ABCO Solar.

All of these initial funding programs have expiration dates far into the future and will increase broadly with the initiatives for conversion from carbon based energy resources. The State of Arizona requires all utilities to derive 15% of their power from alternative energy resources by 2025. California has set their goal at 33%. We want to take advantage of this opportunity throughout the USA.

Net metering is also making a large difference in the potential growth of the alternative energy market. "Net Metering" is the term that describes the practice of the utility company reading two meters on each energy installation, one for production and one for use. The utility then nets the numbers and credits or charges the customer for the difference. If a credit is built up from over producing the use, the utility sends the producer a check at the year end. This also provides a method for the producer to save its electric production for the cloudy day or a night. During the day the installation produces more than it uses and then at night, the utility provides the electric service it has stored. Thus the system is net metered.

As alternative energy systems increase in popularity, long term storage of electricity will improve and increase our markets. Battery backed systems and off grid systems are popular in country and farm installations because it eliminates the need for expensive copper wire and poles. The energy is produced during the day and stored in batteries and used to keep operations like pumps and heaters that are not grid connected going at night.

RISK FACTORS

The Company's financial condition, business, operation and prospects involve a degree of risk. You are urged to carefully read and consider the risks and uncertainties described below as well as the other information in this report before deciding to invest in our Company. If any of the following risks are realized, our business, operating results and financial condition could be harmed and the value of our stock could go down. For a more detailed discussion of some of the risks associated with our Company, you are urged to carefully review and consider the section entitled "Risk Factors" beginning on page 14 of this Offering Circular.

THE OFFERING

This Offering Circular relates to the sale of up to 6,250,000 shares of our common stock by the Company.

Common stock offered hereby	6,250,000 shares of common stock. This number represents approximately 31% of our current outstanding common stock.
Issuer	ABCO ENERGY, INC.
Offering price	$0.80
Minimum number of shares to be sold in this offering	625,000
Minimum number of shares to be offered per investor	5,000
Common stock outstanding before the offering	19,833,680 common shares as of June 30, 2012
Common stock outstanding after the offering	26,083,680 common shares.
Terms of the Offering	The Company determination of when and how to sell shares will be in accordance with the methods and terms described in the "Plan of Distribution" section.
Termination of the Offering	The offering will conclude upon the earliest of (i) such time as all of the common stock has been sold pursuant to the Offering Statement or (ii) within 365 days of the Offering Statement being declared effective , if $500,000 is received by such date, unless extended for an additional 6 months by the Company. See "Plan of Distribution" of page 24.
Use of proceeds	The Company will receive all proceeds from the offering except offering expenses.
Risk Factors	The Common Stock offered hereby involves a high degree of risk and should not be purchased by investors who cannot afford the loss of their entire investment. See "Risk Factors" beginning on page 14.

SUMMARY OF FINANCIAL INFORMATION

The following table provides summary financial statement data as of the period for the six months ended June 30, 2012 and for the year ended December 31, 2011, and, 2010. The results of operations for past accounting periods are not necessarily indicative of the results to be expected for any future accounting period. The data set forth below should be read in conjunction with "Management's Discussions and Analysis of Financial Results of Operations," our financial statements and the related notes included in this Offering Circular, and the statements and related notes included in this Offering Circular.

ABCO ENERGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2012
AND FOR THE YEARS ENDED DECEMBER 31, 2011
AND DECEMBER 31, 2010

	For The Six Months Ended		For the Years Ended	
			Restated (Note 3)	Restated (Note 3)
	June 30, 2012	June 30, 2011	Dec. 31, 2011	Dec. 31, 2010
Revenues	$ 1,170,029	$ 359,976	$ 1,080,635	$ 476,317
Cost of Sales	835,896	249,069	791,820	344,126
Gross Profit	334,133	110,907	288,815	132,191
Operating Expenses:				
Selling, General & Administrative	247,503	185,407	405,967	268,055
Income (loss) from operations	86,630	(74,500)	(117,152)	(135,864)
Other expenses				
Interest on notes payable	960	304	2,216	3,245
Income (Loss) before provision for income taxes	85,670	(74,804)	(119,368)	(139,109)
Provision for income tax - Note 1	-	-	-	-
Net Income (loss)	$ 85,670	$ (74,804)	$ (119,368)	$ (139,109)
Convertible preferred stock dividends-Note 10	$ 0	$ (61,870)	$ (63,540)	$ (30,819)
Net Income (loss) applicable to common shareholders	$ 85,670	$ (136,674)	$ (182,908)	$ (169,928)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this Offering Circular before investing in our common stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed.

ALL OF THE LISTED RISK DISCLOSURES INDICATE THAT AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK AND STOCKHOLDERS MAY LOSE ALL OR PART OF THEIR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

THE COMPANY HAS A THREE YEAR OPERATING HISTORY UPON WHICH TO BASE AN EVALUATION OF ITS BUSINESS AND PROSPECTS. WE MAY NOT BE SUCCESSFUL IN OUR EFFORTS TO GROW OUR BUSINESS AND TO EARN INCREASED REVENUES. AN INVESTMENT IN OUR SECURITIES REPRESENTS SIGNIFICANT RISK AND YOU MAY LOSE ALL OR PART YOUR ENTIRE INVESTMENT.

Our business and Offering Circular must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of operations, particularly providing services in the well-serviced solar installation service industry. As a result, management may be unable to adjust its spending in a timely manner to compensate for any unexpected revenue shortfall. This inability could cause net losses in a given period to be greater than expected.

Since incorporation, we have expended financial resources on the development of our business. As a result, some losses have been incurred. Management anticipates that losses may increase from current levels because the Company expects to incur additional costs and expenses related to: expansion of operations; marketing and promotional activities for business sales; addition of new personnel; and the development of relationships with strategic business partners.

The Company's ability to sustain profitable operations depends on its ability to generate and sustain sales while maintaining reasonable expense levels. Even though the company has current profitability, we cannot be certain that we will be able to sustain or increase profitability on a quarterly or annual basis in the future.

OUR OPERATING RESULTS WILL BE VOLATILE AND DIFFICULT TO PREDICT. IF THE COMPANY FAILS TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK MAY DECLINE SIGNIFICANTLY.

Management expects both quarterly and annual operating results to fluctuate significantly in the future. Because our operating results will be volatile and difficult to predict, in some future quarter our operating results may fall below the expectations of securities analysts and investors.

If this occurs, the trading price of our common stock may decline significantly. The Company's operating results are not followed by securities analysts at this time and there is no guarantee that the stock will be followed by securities analysts in the future.

A number of factors will cause gross margins to fluctuate in future periods. Factors that may harm our business or cause our operating results to fluctuate include the following: the inability to obtain advertisers at reasonable cost; the ability of competitors to offer new or enhanced services or products; price competition; the failure to develop marketing relationships with key business partners; increases in our marketing and advertising costs; the amount and timing of operating costs and capital expenditures relating to expansion of operations; a change to or changes to government regulations; a general economic slowdown. Any change in one or more of these factors could reduce our ability to earn and grow revenue in future periods.

OUR CURRENT BUSINESS OPERATIONS RELY HEAVILY UPON OUR KEY EMPLOYEE, CHARLES O'DOWD.

We have been heavily dependent upon the expertise and management of Mr. Charles O'Dowd, President, and our future performance will depend upon his continued services. The loss of the services of Mr. O'Dowd's could seriously interrupt our business operations, and could have a very negative impact on our ability to fulfill our business plan and to carry out our existing operations. The Company currently does not maintain key man life insurance on this individual. There can be no assurance that a suitable replacement could be found for him upon retirement, resignation, inability to act on our behalf, or death.

RISKS RELATED TO THE INDUSTRY

THE DEMAND FOR PRODUCTS REQUIRING SIGNIFICANT INITIAL CAPITAL EXPENDITURES SUCH AS OUR SOLAR POWER PRODUCTS AND SERVICES ARE AFFECTED BY GENERAL ECONOMIC CONDITIONS.

The United States and countries worldwide have recently experienced a period of declining economies and turmoil in financial markets. A sustained economic recovery is uncertain. In particular, terrorist acts and similar events, continued unrest in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including demand for solar power systems and new residential and commercial buildings. In addition, increases in interest rates may increase financing costs to customers, which in turn may decrease demand for our solar power products. If an economic recovery is slowed as a result of the recent economic, political and social events, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our solar power products, which may harm our operating results.

IF THERE IS A SHORTAGE OF COMPONENTS AND/OR KEY COMPONENTS RISE SIGNIFICANTLY IN PRICE THAT MAY CONSTRAIN OUR REVENUE GROWTH.

The market for photovoltaic installations has slowed recently, due in part to world-wide financial and economic issues. The introduction of significant production capacity, however, has continued increasing supply and reducing the cost of solar panels. If demand increases and supply contracts, the resulting likely price increase could adversely affect sales and profitability. From 2009 through 2011, there was a tremendous increase in the capacity to produce solar modules, primarily from China, which coupled with the worst economic downturn in nearly a century, significantly reduced the price of solar panels. As demand for solar panels will likely increase with an economic recovery, demand and pricing for solar modules could increase, potentially limiting access to solar modules and reducing our selling margins for panels.

EXISTING REGULATIONS AND POLICIES AND CHANGES TO THESE REGULATIONS AND POLICIES MAY PRESENT TECHNICAL, REGULATORY AND ECONOMIC BARRIERS TO THE PURCHASE AND USE OF SOLAR POWER PRODUCTS, WHICH MAY SIGNIFICANTLY REDUCE DEMAND FOR OUR PRODUCTS.

The market for electricity generation is heavily influenced by foreign, U.S. federal, state and local government regulations and policies concerning the electric utility industry, as well as policies promulgated by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In the U.S. these regulations and policies are being modified and may continue to be modified Customer purchases of or further investment in the research and development of alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the potential demand for our solar power products, for example, without certain major incentive programs and or the regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility network. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, results of operations and financial condition. We anticipate that our solar power products and their installation will be subject to oversight and regulation in accordance with national and local ordinances relating to building codes, safety, and environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual states and design equipment to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and our resellers and their customers and, as a result, could cause a significant reduction in demand for our solar power products.

THE REDUCTION, ELIMINATION OR EXPIRATION OF GOVERNMENT SUBSIDIES AND ECONOMIC INCENTIVES FOR ON-GRID SOLAR ELECTRICITY APPLICATIONS COULD REDUCE DEMAND FOR SOLAR PV SYSTEMS AND HARM OUR BUSINESS.

The market for solar energy applications depends in large part on the availability and size of local, state and federal government and economic incentives that vary by geographic market. The reduction, elimination or expiration of government subsidies and economic incentives for solar electricity may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity, and could harm or halt the growth of the solar electricity industry and our business.

The cost of solar power currently exceeds retail electricity rates, and we believe will continue to do so for the foreseeable future. As a result, federal, state and local government bodies, the United States has provided incentives in the form of feed-in tariffs, or FITs, rebates, tax credits and other incentives to system owners, distributors, system integrators and manufacturers of solar PV systems to promote the use of solar electricity in on-grid applications and to reduce dependency on other forms of energy. Many of these government incentives expire, phase out over time, terminate upon the exhaustion of the allocated funding or require renewal by the applicable authority. In addition, electric utility companies or generators of electricity from other non-solar renewable sources of electricity may successfully lobby for changes in the relevant legislation in their markets that are harmful to the solar industry. Reductions in, or eliminations or expirations of, governmental incentives could result in decreased demand for and lower revenue from solar PV systems, which would adversely affect sales of our products.

OUR SUCCESS DEPENDS, IN PART, ON THE QUALITY AND SAFETY OF THE SERVICES WE PROVIDE.

We do not manufacture our own products. We can and do use a variety of products and do not have a commitment to any single manufacturer. We do not warranty our products because this is the responsibility of the manufacturer. However, we do warranty our installation workmanship and could suffer loss of customer referrals and reputation degradation if our quality workmanship is not maintained.

WE MAY NEED ADDITIONAL CAPITAL TO DEVELOP OUR BUSINESS.

The development of our services will require the commitment of resources to increase the advertising, marketing and future expansion of our business. In addition, expenditures will be required to enable us in 2012 to conduct planned business research, development of new affiliate and associate offices, and marketing of our existing and future products and services. Currently, we have no established bank-financing arrangements. Therefore, it is possible that we would need to seek additional financing through subsequent future private offering of our equity securities, or through strategic partnerships and other arrangements with corporate partners.

We cannot give any assurance that any additional financing will be available to us, or if available, will be on terms favorable to us. The sale of additional equity securities could result in dilution to our stockholders. Sales of existing shareholders of the common stock and preferred stock in the public market could adversely affect prevailing market prices and could impair the Company's future ability to raise capital through the sale of the equity securities. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financing covenants that would restrict our compensation. If adequate, additional financing is not available on acceptable terms, we may not be able to implement our business development plan or continue our business operations.

OUR LIABILITY INSURANCE MAY NOT BE ADEQUATE IN A CATASTROPHIC SITUATION.

We currently maintain property damage insurance in the aggregate amount of approximately $500,000. We currently maintain liability insurance of up to $5,000,000 and product liability insurance up to $4,000,000. Material damage to, or the loss to our facilities or equipment due to fire, severe weather, flood or other catastrophe, even if insured against, could result in a significant loss to the Issuer.

THE SERVICES WE INTEND TO PROVIDE TO CUSTOMERS MAY NOT GAIN MARKET ACCEPTANCE, WHICH WOULD PREVENT US FROM ACHIEVING SALES AND MARKET SHARE.

The market for solar power is emerging and rapidly evolving, and its future success is uncertain. If solar power technology proves unsuitable for widespread commercial deployment or if demand for solar power products fails to develop sufficiently, we would be unable to achieve sales and market share. In addition, demand for solar power in the markets and geographic regions we target may not develop or may develop more slowly than we anticipate. Many factors may influence the widespread adoption of solar power technology and demand for solar power, including:

- Cost-effectiveness of solar power technologies as compared with conventional and competitive alternative energy technologies;
- Performance and reliability of solar power products as compared with conventional and non-solar alternative energy products;
- Success of alternative distributed generation technologies such as hydrogen fuel cells, wind turbines, bio-diesel generators and large-scale solar thermal technologies;
- Fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources;
- Increases or decreases in the prices of oil, coal and natural gas;
- Capital expenditures by customers, who tend to decrease when domestic or foreign economies slow; and
- Continued deregulation of the electric power industry and broader energy industry.

WE FACE INTENSE COMPETITION FROM OTHER SYSTEM INTEGRATORS AND OTHER ENERGY GENERATION PRODUCTS. IF WE FAIL TO COMPETE EFFECTIVELY, WE MAY BE UNABLE TO INCREASE OUR MARKET SHARE AND SALES.

The mainstream power generation market and related product sectors are well established and we are competing with power generation from more traditional process that can generate power at lower costs than most renewable or environmentally driven processes. Further, within the renewable power generation and technologies markets we face competition from other methods of producing renewable or environmentally positive power. Then, the solar power market itself is intensely competitive and rapidly evolving. Our competitors have established market positions more prominent than ours, and if we fail to attract and retain customers, we may be unable to achieve sales and market share. There are a number of major multi-national corporations that provide solar installation services such as REC, Solar City and Sunpower Corporation. Established integrators are growing and consolidating, including GoSolar, Sunwize, Sunenergy and Real Good Solar and we expect that future competition will include new entrants to the solar power market. Further, many of our competitors are developing and are currently providing products based on new solar power technologies that may have costs similar to, or lower than, our projected costs.

Some of our competitors are substantially larger than we are, have longer operating histories and have substantially greater financial, technical, manufacturing and other resources than we do. Our competitors' greater sizes in some cases provides them with competitive advantages with respect to manufacturing costs and the ability to allocate fixed costs across a greater volume of production and purchase raw materials at lower prices. They also have far greater name recognition, an established distribution network and an installed base of customers. In addition, many of our competitors have well-established relationships with current and potential resellers, which have extensive knowledge of our target markets. As a result, our competitors will be able to devote greater resources to the research, development, promotion and sale of their products and may be able to respond more quickly to evolving industry standards and changing customer requirements than we can.

WE MAY INCUR SIGNIFICANT COSTS WHEN WE CHOOSE TO BECOME A PUBLIC COMPANY TO ENSURE COMPLIANCE WITH U.S. CORPORATE GOVERNANCE AND ACCOUNTING REQUIREMENTS AND WE MAY NOT BE A BLE TO ABSORB SUCH COSTS.

We may incur significant costs associated if we choose to become a public company reporting requirements, costs associated with newly applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the SEC. We expect all of these applicable rules and regulations to significantly increase our legal and financial compliance costs and to make some activities more time consuming and costly. We also expect that these applicable rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these newly applicable rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. In addition, we may not be able to absorb these costs of being a public company, which will negatively affect our business operations.

THE LIMITED PUBLIC COMPANY EXPERIENCE OF OUR MANAGEMENT TEAM COULD ADVERSELY IMPACT OUR ABILITY TO COMPLY WITH THE REPORTING REQUIREMENTS OF U.S. SECURITIES LAWS.

We may elect to become a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our management team has limited public company experience, which could impair our ability to comply with legal and regulatory requirements such as those imposed by Sarbanes-Oxley Act of 2002. Such responsibilities include complying with federal securities laws and making required disclosures on a timely basis. Our senior management may not be able to implement programs and policies in an effective and timely manner that adequately respond to such increased legal, regulatory compliance and reporting requirements, including the establishing and maintaining internal controls over financial reporting. Any such deficiencies, weaknesses or lack of compliance could have a materially adverse effect on our ability to comply with the reporting requirements, which may be necessary in the future to maintain our public company status. If we were to fail to fulfill those obligations, our ability to continue as a public company would be in jeopardy.

RISKS RELATED TO THE OWNERSHIP OF OUR SECURITIES AND RISKS RELATED TO THIS OFFERING.

WE MAY NEVER PAY ANY DIVIDENDS TO SHAREHOLDERS.

We have never declared or paid any cash dividends or distributions on our common stock. We currently intend to retain our future earnings, if any, to support operations and to finance expansion and therefore we do not anticipate paying any cash dividends on our common stock in the foreseeable future.

The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and, if dividends are paid, there is no assurance with respect to the amount of any such dividend.

OUR CONTROLLING SECURITY HOLDERS MAY TAKE ACTIONS THAT CONFLICT WITH YOUR INTERESTS.

Mr. Charles O'Dowd, President and one other entity, own collectively more than 51% of our capital stock rights. In this case, these two persons will be able to exercise control over all matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation and approval of significant corporate transactions, and they will have significant control over our management and policies. A major shareholder, SSI Development, Inc., along with Charles O'Dowd, would be able to exercise control over the company.

The directors elected by our controlling security holders will be able to significantly influence decisions affecting our capital structure. This control may have the effect of delaying or preventing changes in control or changes in management, or limiting the ability of our other security holders to approve transactions that they may deem to be in their best interest. For example, our controlling security holders will be able to control the sale or other disposition of our operating businesses and subsidiaries to another entity.

OUR COMMON STOCK IS CONSIDERED PENNY STOCKS, WHICH MAY BE SUBJECT TO RESTRICTIONS ON MARKETABILITY, SO YOU MAY NOT BE ABLE TO SELL YOUR SHARES.

If our common stock becomes tradable in the secondary market, we will be subject to the penny stock rules adopted by the SEC that require brokers to provide extensive disclosure to their customers prior to executing trades in penny stocks. These disclosure requirements may cause a reduction in the trading activity of our common stock, which in all likelihood would make it difficult for our shareholders to sell their securities.

Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the FINRA system). Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The broker-dealer must also make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security that becomes subject to the penny stock rules. The additional burdens imposed upon broker-dealers by such requirements may discourage broker-dealers from effecting transactions in our securities, which could severely limit the market price and liquidity of our securities. These requirements may restrict the ability of broker-dealers to sell our common stock and may affect your ability to resell our common stock.

THERE IS NO ASSURANCE OF A PUBLIC MARKET ON A RECOGNIZED EXCHANGE. THEREFORE, YOU MAY BE UNABLE TO LIQUIDATE YOUR INVESTMENT IN OUR STOCK.

There is no established public trading market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates the OTCBB, nor can there be any assurance that such an application for quotation will be approved or that a regular trading market will develop or that if developed, will be sustained. In the absence of a trading market, an investor may be unable to liquidate their investment.

All of the above risk disclosures indicate that an investment in our common stock involves a high degree of risk and stockholders may lose all or part of their investment.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

The information contained in this report, including in the documents incorporated by reference into this report, includes some statement that are not purely historical and that are "forward-looking statements." Such forward-looking statements include, but are not limited to, statements regarding our and their management's expectations, hopes, beliefs, intentions or strategies regarding the future, including our financial condition, results of operations. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "might," "plans," "possible," "potential," "predicts," "projects," "seeks," "should," "will," "would" and similar expressions, or the negatives of such terms, may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.

The forward-looking statements contained in this report are based on current expectations and beliefs concerning future developments and the potential effects on the parties and the transaction. There can be no assurance that future developments actually affecting us will be those anticipated. These that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements, including the following forward-looking statements involve a number of risks, uncertainties (some of which are beyond the parties' control) or other assumptions.

USE OF PROCEEDS

The following table presents the estimated use of proceeds if the offering is (i) successful with full completion in the next twelve months (or by a total of 18 months if extended 6 months by the Company) and (ii) 50% completed, 25% completed and 10% completed at the end of such periods.

Offering expenses: (1)	**100% Completion**	**50% Completion**	**25.0% Completion**	**10% Completion**
Office opening expenses (2)	$2,500.000	$1,250,000	$625,000	$250,000
Investment in leased systems (3)	1,500,000	700,000	300,000	60,000
Brokerage commissions and expenses (4)(5)	750,000	375,000	187,500	75,000
Legal and accounting expense (6) (7)	100,000	100,000	100,000	100,000
Advertising and Promotion	150,000	75,000	37,500	15,000
Total use of proceeds	$5,000,000	$2,500,000	$1,250,000	$500,000

Use of proceeds footnotes:

(1) The order of priority is the same order as presented above.
(2) Office opening expenses are an estimated cost based on the experience that the company has had in the opening of the two previous office locations prior to this offering. Each office requires trucks and equipment, office equipment, rental space and deposits, an advertising budget, personnel costs and working capital. It is estimated the total for each office will be

approximately $250,000 and we would like to open ten offices. Each office will take approximately four months to reach cash flow. This budget is therefore $2,500,000 to accomplish our first year goals.

(3) Leased solar energy systems owned by the Company for residential projects require an investment of approximately $15,000 net of rebates and tax credits. We anticipate that we will sell at least ten of these residential programs for each location. This investment will return at least 8% per year after acquisition. These projects will contribute an estimated $10,000 per project to the gross margin of the construction side of the business.

(4) Brokerage commissions and expenses are an estimate taken from the experience of other offerings that have been successful in the past year. Management cannot earn commissions but we expect that the majority of this offering will be sold by the US brokerage community.

(5) Advertising, travel and promotional material is an estimate of the cost of travel to the broker's offices by company personnel, wide spread promotional activities including internet, website development, brochures and printing of offering documents. Estimated to be $150,000, of which 50% each is allocated to potential customers and to this offering.

(6) Legal and accounting expense is a cost that the Company has paid from working capital prior to the beginning of the offering. All of this expense has been incurred and will only be recovered through the proceeds of the offering. This expense includes the financial statement audits that are underway but not yet completed and the cost of preparation of offering documentation and filing fees. Legal expenses were approximately $95,000 and the accounting expenses were $30,000.

(7) The order of priority is the same order as presented above.

DETERMINATION OF OFFERING PRICE

The offering price of the shares of our common stock has been determined arbitrarily by us and does not necessarily bear any relationship to our book value, assets, past operating results, financial condition or any other established criteria of value. The facts considered in determining the offering price were our financial condition and prospects, our limited operating history and the general condition of the securities market. There can be no assurance that a market maker will agree to file the necessary documents with FINRA, nor can there be any assurance that such an application for quotation will be approved.

In addition, there is no assurance that our common stock will trade at market prices in excess of the initial public offering price as prices for the common stock in any public market which may develop will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for our stock.

DILUTION

"Dilution" represents the difference between the offering price of the shares of common stock and the net tangible book value per share of common stock immediately after completion of the offering. "Net tangible book value" is the amount that results from subtracting total liabilities from total tangible assets. As of June 30, 2012 our Company had a positive book value of $690,086 which represents approximately $0.04 per share. This is due in part to shares of common stock issued to our founders and other current shareholders, totaling 19,833,680 shares as of June 30, 2012 or in the case of the 2011 issuance, a purchase price of $.40 to $.50 per share versus the current offering price of $.80 per share.

Please refer to the section entitled "Interest of Management and others in Certain Transactions" for more information. Assuming all shares offered are sold, and in effect we receive the maximum estimated proceeds of this offering from shareholders our total shareholders' equity will be $4,940,086 our net book value will be approximately $ 0.19 per share and if 10% of the offering is sold, the shareholder's equity would be $1,115,086 and our net book value will be approximately $ 0.06 per share. Therefore, any investor will incur an immediate dilution of approximately $0.61 per share and $.74 per share respectively. Our present shareholders will receive an increase of $0.15 and $0.02 per share in the book value respectively of the shares that they hold. This will result in a 76% for 100% of offering or 92% for 10% of offering dilution for purchasers of stock in this offering.

The following table illustrates the dilution to the purchaser of the common stock in this offering assuming the maximum proceeds or the minimum proceeds are raised and that the total outstanding shares at June 30, 2012 was 19,833,680 shares.

		For 100%		For 10%	
Description	Financial amount	No. of Shares	Amount for 100%	No. of Shares	Amount for 10%
Book Value Calculation:					
Net stockholders' equity at June 30, 2012			$690,086		$690,086
Offering amount			5,000,000		500,000
Offering expenses			(750,000)		(75,000)
Book value after offering			$4,940,086		$1,115,086
Offering Price Per Share		6,250,000	$.80	625,000	$.80
Book value before Offering (Per Share)	$690,086	19,833,680	$.04	19,833,680	$.04
Book value after Offering (Per Share)	$4,940,086	26,083,680	$.19	20,458,680	$.06
Increase per share attributable to New Stockholders	$4,250,000	6,250,000	$.15	625,000	$.02
Dilution in offering price based upon new book value per share			$.61		$.74
Dilution as percentage of purchase price			76%		92%

Officers and Directors acquired 11,000,000 shares from provision of services or cash investment or both when the Company was founded. Mr. O'Dowd, President and Director, acquired his 4,000,000 shares for $4,000 and has a cost per share of $.001 which was par value. Shares issued for SSI Development, Inc. a private investor Company totaled 6,000,000 shares and the purchase price of $6,000 represents $.001 per share which was par value. Mr. O'Dowd and SSI Development were founders. Mr. Marx, Director, purchased his 1,000,000 shares for $50,000 and this calculates to be $0.05 per share. These prices of $0.001 and $0.05 per share paid by insiders are substantially less than current investors who will pay $0.80 per share in this offering. After completion of 100% of the offering Company officers, directors, promoters and affiliated persons will own 43% of the outstanding shares as opposed to 24% by the investors in this offering. After completion of 10% of the offering Company officers, directors, promoters and affiliated persons will own 54% of the outstanding shares as opposed to 3% by the investors in this offering.

PLAN OF DISTRIBUTION

We are offering 6,250,000 shares of our common stock for sale by the Company. We will receive all of the proceeds from the sale of these shares by the Company. The Company has set an offering price for these securities of $0.80 per share, with minimum number of shares to be offered per investor of 5,000 and an offering period of one year (365 days) or for an additional 6 months if extended by the Company, from the date of this Offering Circular.

The Company may also sell shares directly to market makers acting as principals or brokers or dealers, who may act as agent or acquire the common stock as a principal. Any broker or dealer participating as agent in such transactions may receive a commission from the Company or, if they act as agent for the purchaser of such common stock, a commission from the purchaser. The Company will likely pay the usual and customary brokerage fees for such services. Brokers or dealers may agree with the Company to sell a specified number of shares at a stipulated price of $.80 per share and, to the extent such broker or dealer is unable to do so acting as agent for the Company, to purchase, as principal, any unsold shares at the price required to fulfill the respective broker's or dealer's commitment to the selling security holder. Brokers or dealers who acquire shares as principals may thereafter resell such shares from time to time in transactions in a market or on an exchange, in negotiated transactions or otherwise, at market prices of $.80, and in connection with such re-sales may pay or receive commissions to or from the purchasers of such shares. These transactions may involve cross and block transactions that may involve sales to and through other brokers or dealers.

This offering will commence promptly following qualification in the following states: California, Connecticut, Illinois, Minnesota, Mississippi, Nevada, Texas, New York, and New Jersey.

Investors' funds are deposited into escrow and will earn the market rate according to the terms offered by the Bank of America. Per the Company's escrow agreement with the Bank of America, the Company will not have access to investors' funds until the Offering reaches its minimum amount of $500,000. If the Offering doesn't reach this minimum before termination (12 months from the date of the first security sale or 18 months from such date of the Offering is extended 6 months by the Company), all funds will be returned to the investors or their designated self-directed retirement accounts (where applicable).

If, after the date of this Offering Circular, the Company enters into an agreement to sell its shares to a broker-dealer as principal and the broker-dealer is acting as an underwriter, we will need to file an amendment to the offering statement. We will need to identify the broker-dealer, provide required information on the plan of distribution, and revise the disclosures in that amendment, and file the agreement as an exhibit to the Offering Statement. Also, the broker-dealer would have to seek and obtain clearance of the underwriting compensation and arrangements from the FINRA Corporate Finance Department.

We are bearing all costs relating to the preparation of the Offering Statement under Form A-1 under the Securities Act of 1934, as amended, which are estimated at $125,000 inclusive of our legal and accounting fees, printing costs and filing and other miscellaneous fees and expenses of which the Company has paid approximately $95,000 as of June 30, 2012. In order to comply with the applicable securities laws of certain states, the securities will be offered or sold in those only if they have been registered or qualified for sale by ABCO. No exemptions will be relied upon for qualification

We are paying the expenses of the offering because we may seek to: (i) become a fully reporting company with the Commission under the Securities Exchange Act of 1934 (the "1934 Act"); and (ii) enable our common stock to be traded on the OTC Bulletin Board. We may file either our S-1 Registration Statement or our Form 10 to become a reporting company. We believe that the registration of the shares on behalf of the Company may facilitate the development of a public market in our common stock if our common stock is approved for trading on the OTC Bulletin Board. In order for the company to be quoted on the OTC Bulletin Board a market maker must file an application on the Company's behalf in order to make a market for our common stock and that there is no guarantee that the company will find a market maker to file such an application, the application will be approved, or a trading market will develop or be sustained.

In addition and without limiting the foregoing, the Company will be subject to applicable provisions, rules and regulations under the Exchange Act with regard to security transactions during the period of time when this Offering Statement is effective.

We consider that the development of a public market for our common stock will make an investment in our common stock more attractive to future investors. We will at some point in the near future need to raise additional capital through private placement offerings. We believe that obtaining reporting company status under the 1934 Act and trading on the OTC Bulletin Board should increase our ability to raise these additional funds from investors.

A VERY LIMITED MARKET FOR OUR SHARES

Our shares are presently listed and quoted on the OTC Pink tier (non-reporting) under the symbol ENYC.OTC as of June 30, 2012 the shares were quoted at $0.001 per share. In August 2011, OTC Markets, Inc. issued a "Warning" respecting the possible absence of nonpublic material information regarding the Company. No formal "Stop" order was ever received by the Company and its common stock continues to trade in the OTC Pink market. We cannot give any assurance that the shares you purchase will ever have a market or that if a market for our shares ever develops, that you will be able to sell your shares. In addition, even if a public market for our shares develops, there is no assurance that a secondary public market will be sustained. The shares you purchase are not traded or listed on any exchange. We intend to have our common stock quoted on the OTC Bulletin Board®. However, there is no assurance that we will be successful in finding a market maker who will be successful at having our shares quoted. Further, even assuming we do locate such a market maker, it could take several months before the market maker's listing application, if required for our shares, is approved. The OTC Bulletin Board® is maintained by the National Association of Securities Dealers (the NASD, now known as the Financial Industry Regulatory Authority (FINRA)). The securities traded on the Bulletin Board are not listed or traded on the floor of an organized national or regional stock exchange. Instead, these securities transactions are conducted through a telephone and computer network connecting dealers in stocks. Over-the-counter stocks are traditionally smaller companies that do not meet the financial and other listing requirements of a regional or national stock exchange.

Even if our shares are quoted on the OTC Bulletin Board®, a purchaser of our shares may not be able to resell the shares. Broker-dealers may be discouraged from effecting transactions in our shares because they will be considered penny stocks and will be subject to the penny stock rules. We may file either an S-1 Registration Statement or a Form 10 to become a reporting company. Rules 15g-1 through 15g-9 promulgated under the Securities Exchange Act of 1934, as amended, impose sales practice and disclosure requirements on FINRA brokers-dealers who make a market in a "penny stock." A penny stock generally includes any non-NASDAQ equity security that has a market price of less than $5.00 per share. Under the penny stock regulations, a broker-dealer selling penny stock to anyone other than an established customer or "accredited investor" (generally, an individual with net worth in excess of $1,000,000 or an annual income exceeding $200,000, or $300,000 together with his or her spouse) must make a special suitability determination for the purchaser and must receive the purchaser's written consent to the transaction prior to sale, unless the broker-dealer or the transaction is otherwise exempt. In addition, the penny stock regulations require the broker-dealer to deliver, prior to any transaction involving a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, unless the broker-dealer or the transaction is otherwise exempt. A broker-dealer is also required to disclose commissions payable to the broker-dealer and the registered representative and current quotations for the securities. Finally, a broker-dealer is required to send monthly statements disclosing recent price information with respect to the penny stock held in a customer's account and information with respect to the limited market in penny stocks. The additional sales practice and disclosure requirements imposed upon broker-dealers may discourage broker-dealers from effecting transactions in our shares, which could severely limit the market liquidity of the shares and impede the sale of our shares in the secondary market, assuming one develops.

RESULTS OF OPERATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2011 AND 2010 AND THE SIX MONTHS ENDED JUNE 30, 2012 AND 2011

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes. This discussion and analysis contains certain statements that are not historical facts, including, among others, those relating to our anticipated financial performance for fiscal 2012, cash requirements, and our expected operating office openings. Only statements which are not historical facts are forward-looking and speak only as of the date on which they are made. There are risks and uncertainties including those discussed in this offering under "Risk Factors." Information included in this discussion and analysis includes commentary on company-owned offices and sales volumes. Management believes such sales information is an important measure of our performance, and is useful in assessing consumer acceptance of the ABCO Energy Business Model and the overall health of the Company. All of our financial information is reported in accordance with U. S. Generally Accepted Accounting Principles (GAAP). Such financial information should not be considered in isolation or as a substitute for other measures of performance prepared in accordance with GAAP.

Overview

As of June 30, 2012, we operated in three locations in Arizona. We believe that we will grow the ABCO Energy office expansion to 10 locations in North America in the next year if this offering is fully filled and we hope to reach our goals of expansion to other target cities within the next few years.

We believe that the solar and energy efficiency business functions better if the employees are local individuals working and selling in their own community. Our customers have indicated a preference for dealing with local firms. Our growth and success depend on several factors and trends. First, we will continue our focus on trends in company-owned solar systems which are leased out to third parties. We also review the overall trend in sales as an indicator of our ability to increase the sales volume and, therefore, cash flow per location. Once a local firm is established, growth tends to come from experience quality and name recognition. This will result in larger jobs, statewide expansion and growth in revenue. We remain committed to high quality operations.

Revenue Generation

Our revenue is generated by:

1. Our primary business is solar systems installation to residential and commercial customers. This contracting segment represented 95% of total revenue in 2011.
2. The remaining 5% of solar installation sales came from lease service fees and interest income Lease services represented 4% of our revenue and interest income represented 1% of our revenue.
3. The primary business segment of solar installation was influenced heavily by lease financing availability during 2011. Nearly 50% of all of our solar installations in 2011 were sold with the assistance of lease funding provided by others.
4. This trend is certainly going to continue in 2012. Our estimate, based on management's knowledge of the industry and our own backlog, indicate a higher trend toward lease financing for 2012.

With the cancellation of US Treasury 1603 grant program that provided direct payment of federal tax credits, there will likely be a significant decrease in residential lease market in 2013 and in future years if the 1603 grant program is not reinstated. We will continue to seek funds to compete in this market in the future and in this offering.

Our operating results for the six months ended June 30, 2012 and June 30, 2011 and the years ended December 31, 2011 and 2010 are presented below with major category details of revenue and expense including the components of operating expenses.

FISCAL YEAR ENDED DECEMBER 31, 2011 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2010

ABCO ENERGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	Restated (Note 3) Dec. 31, 2011	% of Revenue	Restated (Note 3) Dec. 31, 2010	% of Revenue
Revenue:				
Solar residential and commercial sales	$1,039,318	95	$476,317	100
Leasing fees income	40,282	4		
Interest Income	1,035	1		
Total revenues	1,080,635	100	476,317	100
Cost of Goods Sold	791,820	73	344,126	72
Gross Profit	288,815	28	132,191	28
Expense:				
Advertising and Promotion	44,681	4	31,378	7
Consulting Fees	45,607	4	46,240	10
Depreciation Expense	10,043	1	3,439	1
Insurance Expense	17,849	2	10,969	2
Payroll Expenses	113,661	11	76,540	16
Professional Fees	60,344	6	16,125	3
Rent Expense	21,743	2	14,400	3
Other expenses	92,039	9	68,964	14
Total Expense	405,967	38	268,055	56
Loss from operations	(117,152)	11	(135,864)	29
Interest on Notes Payable	2,216)	-	(3,245)	1
Income (Loss) before provision for income taxes	(119,368)	11	(139,109)	28
Provision for income tax - Note 1	-	-	-	-
Net Income (loss)	(119,368)	11	(139,109)	18
Convertible preferred stock dividends	63,540	6	30,519	7
Net Income (loss) applicable to common shareholders	$(182,908)	17	$(169,928)	25

Revenue Recognition
The Company generates revenue from sales of solar products, installation services and leasing fees. During the last two full fiscal years the Company had product sales as listed on the table above and segmented by percentage of sales as shown therein.

The Company recognizes product revenue, net of sales discounts, returns and allowances, in accordance Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") and ASC 605. These statements establish that revenue can be recognized when persuasive evidence of an arrangement exists, delivery has occurred and all significant contractual obligations have been satisfied, the fee is fixed or determinable, and collection is considered probable.

Our revenue recognition is recorded on the percentage of completion method for sales and installation revenue and on the accrual basis for fees and interest income. We recognize and record income when the customer has a legal obligation to pay. All of our revenue streams are acknowledged by written contracts for all revenue we record. There are no differences between major classes of customers or customized orders. We record discounts, product returns, rebates and other related accounting issues in the normal business manner and experience very small number of adjustments to our written contractual sales. There are no post delivery obligations because warranties are maintained by our suppliers. Our lease fees are earned by providing services to contractors for financing of solar systems. Normally we will acquire the promissory note (lease) on a leased system that will provide cash flow for up to 20 years. Interest is recorded on the books when earned on amortized leases.

Sales increased by $604,318, or 127% over 2010, to $1,080,635 in 2011 from $476,317 in 2010. The Solar sales revenue increase was $563,001 because of increases in contracting sales, our first commercial contracting and our opening of our Phoenix office in October, 2011. Leasing fees and interest income represented about 8% of our 2011 sales because our subsidiary AEFC was only operational during the last quarter of the year. AEFC had no revenue in 2010. Interest income is the result of long term lease contracts and amounted to $1,035 for the year ended December 31, 2011.

Cost of sales increased by $447,694, or 130%, to $791,820 in 2011 from $344,126 in 2010 due primarily to more contracts being completed in 2011. Gross margin as a percentage of total sales decreased to 27% in 2011 from 28% in 2010, primarily due to lower product prices partially offset by a sales mix shift to the lower profit and competition of residential leases.

Administrative payroll expenses increased by $37,121, or 48%, to $113,661 in 2011 from $76,540 in 2010. Our administrative payroll expense, as a percentage of total sales, increased by 1% to 2.65% in 2011. This same expense was 1.66% of sales in 2010. Cost of administrative payroll expense as a percentage of total sales was primarily due to additional personnel being needed to service higher volume sales in 2011.

General and administrative expenses increased by $137,912, or 51%, to $405,967 in 2011 from $268,055 in 2010 due primarily to more contracts and sales in 2011. Operating expenses as a percentage of sales decreased to 38% in 2011 from 56% in 2010. The decrease in operating expenses as a percentage of sales was primarily due to higher volume of sales for fixed operating costs.

Interest expense increased from $34,064 in 2010 to $65,756 in 2011 primarily because of the increase in preferred shares sold and the time the shares were outstanding. Our offering included an 8% interest (this was called a dividend on the offering documents but is now classified as interest because we have not yet earned a profit) that was classified as interest expense on these financial statements. This offering was curtailed in 2011 and all interest was accrued and paid through June 30, 2011. The Company does not expect any more of this expense in the future since all preferred share holdings have been converted to non-dividend bearing common stock.

SIX MONTHS ENDED JUNE 30, 2012 COMPARED TO SIX MONTHS ENDED JUNE 30, 2011.

ABCO ENERGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND JUNE30, 2011

	For The Six Months Ended			
	June 30, 2012		June 30, 2011	
	Amount	% of Revenue	Amount	% of Revenue
Revenues	$ 1,170,029	100	$ 359,976	100
Cost of Sales	835,896	78	249,069	71
Gross Profit	334,133	22	110,907	29
Operating Expenses:				
Advertising and Promotion	20,089	2	29,180	8
Consulting Fees	45,640	4	16,544	5
Depreciation Expense	5,646	1	4,198	1
Insurance Expense	14,771	1	9,669	3
Payroll Expenses	94,772	9	54,936	15
Professional Fees	2,299	0	14,504	4
Rent Expense	11,237	1	10,094	3
Other expenses	53,049	5	46,282	13
Total Selling, General & Administrative	247,503	23	185,407	52
Income (loss) from operations	86,630	8	(74,500)	21
Other expenses - Interest on notes payable	960	0	304	0
Income (Loss) before provision for income taxes	85,670	8	(74,804)	21
Provision for income tax	-		-	
Net Income (loss)	$ 85,670	8	$ (74,804)	21
Convertible preferred stock dividends	$ 0	0	$ (61,870)	17
Net Income (loss) applicable to common shareholders	$ 85,670	8	$ (136,674)	38

33

Sales consist of photovoltaic products and installation during both periods shown above and interest income was $264 for the six months ended June 30, 2012 and none for the six months June 30 2011. Sales for the six months ended June 30, 2012 increased by $710,053, or 198%, to $1,070,029 in 2012 from $359,976 for the same six months in 2011. The Solar sales revenue in 2012 included the revenue of larger commercial jobs with sales that were started in the first quarter of 2012. Cost of sales increased by $586,827, or 236%, to $835,896 in 2012 from $249,069 in 2011 due primarily to more contracts being completed in 2012. Gross margin as a percentage of total sales was 28% in 2012 and 28% in 2011. Commercial construction represented 39% of the six months sales for 2012 as compared to 0% in 2011.

Administrative payroll expenses increased by $39,846, or 72%, to $94,772 in 2012 from $54,936 in 2011. Cost of administrative payroll expense increased primarily due to additional personnel being needed to service higher volume sales in 2012.

Total operating expenses increased by $62,096, or 33%, to $247,503 in 2012 from $185,407 in 2011 due primarily to more contracts and sales in 2012. Operating expenses as a percentage of sales decreased to 23% in 2012 from 52% in 2011. The decrease in operating expenses as a percentage of sales was primarily due to higher volume of sales for fixed operating costs.

Interest expense decreased from $304 in 2011 to $960 in 2012.

Dividends on convertible preferred stock are classified as an expense on these financial statements for net income available to common shareholders. This offering was curtailed in 2011 and all dividends were accrued and paid through June 30, 2011. The Company does not expect any more of this expense in the future since all preferred share holdings have been converted to non-dividend bearing common stock.

LIQUIDITY AND CAPITAL RESOURCES

Our primary liquidity and capital requirements have been for carrying cost of accounts receivable after completion of contracts. The industry habitually requires the solar contractor to wait for the utility rebate and in order to be paid for the contracts. This process can easily exceed 90 days and requires the contractor to pay all or most of the cost of the project without assistance from suppliers. Our working capital at June 30, 2012 was $615,108 and it was $129,896 June 30 2011. This increase of $485,212 was primarily supplied by our equity offerings and the profits for the six months ended June 30, 2012, since bank financing has not been available to the Company. Our supplier lines of credit have increased by 230% in this period due to our working capital and credit experience.

During the six months ended June 30, 2012 and 2011 our net cash provided by operating activities was $170,837and $(125,745) respectively. Net cash provided by operating activities in the period ended June 30, 2011 consisted primarily of net loss from operations adjusted for non-cash expenses and an increase in accounts payable and accrued expenses. The increase in accounts payable was primarily due to an increase in the number of contracts that were not yet paid to leasing suppliers for equipment. The suppliers had not yet paid to ABCO for installations. The major supplier programs were changed in January of 2012 and this decreased the use of our working capital for materials. Also, substantial funds were due from utilities and the US Treasury Department at December 31, 2011. By the end of the period ended June 30, 2012 all of the utility and treasury receivables had been collected.

Net cash used in investing activities for the six months ended June 30, 2012 and 2011 was $22,956 and $11,333 respectively due to acquisitions of equipment and deposits on inventory.

Net cash provided by financing activities for the six months ended June 30, 2012 and 2011 was $83,909 and $14,250 respectively. Net cash provided by financing activities for 2012 resulted primarily from the issuance of common stock and the activities for 2011 resulted for the sale of preferred shares.
ABCO Energy has very little contracted lease obligations or long term debt. At June 30, 2012 the company owed Officers and Directors $15,000 and $25,000 respectively on demand notes. The 2011 note was reduced in the first quarter of 2012.
We are paying the expenses of the offering because we intend to become a reporting company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 (the "1934 Act") by the filing of a Form 10 or a Form S-1 Registration Statement, and enable our common stock to be traded on the OTC Bulletin Board.

ABCO ENERGY, INC.
STATEMENTS OF CASH FLOWS

Since our inception on August 8, 2008 through June 30, 2012 we have incurred net operating losses of ($267,228) including our profitable six months ended June 30, 2012. Our cash and cash equivalent balances were $400,925 for the period ended June 30, 2012. At June 30, 2012 we had total liabilities of $79,309 as opposed to $267,151 at December 31, 2011. This indicates a payment of our liabilities in the amount of $187,842 in this six months period.

We plan to satisfy our future cash requirements – primarily the working capital required for the marketing of our services and to offset legal and accounting fees – by additional financing. This will likely be in the form of future debt or equity financing.

Based on our current operating plan, we have sufficient working capital to sustain operations for the short term if we do not expand our business. In addition, we have sufficient cash and working capital to execute our operations and will not need to obtain additional financing to expand our business for the next twelve months. We will not however, be able to reach our goals and projections for multistate expansion without cash infusion. We expect that our revenue will increase at a steady pace and that this volume of business will result in profitable operations in the future. Management will not expand the business until adequate working capital is provided by this offering or other means, such as bank or private borrowing.

We anticipate we will raise enough capital necessary to fund our business expansion through a subsequent offering of equity securities. Additional financing, whether through public or private equity or debt financing, arrangements with security holder or other sources to fund operations, may not be available, or if available, may be on terms unacceptable to us.

We have been able to raise sufficient capital through the sale of our common shares and we have paid off nearly all of our debt other than creditors due in the normal course of business. Since March 31, 2010 we have continued to raise funds through the sale of common or preferred shares and feel that our capital requirements will be completed with this Regulation A offering. We will use these funds for fees and expenses related to this offering and to sustain our business over the next year.

Our ability to maintain sufficient liquidity is dependent on our ability to continue profitable operations or to raise additional capital. If we issue additional equity securities to raise funds, the ownership percentage of our existing security holders would be reduced. New investors may demand rights, preferences or privileges senior to those of existing holders of our common stock. Debt incurred by us would be senior to equity in the ability of debt holders to make claims on our assets. The terms of any debt issued could impose restrictions on our operations. If adequate funds are not available to satisfy either short or long-term capital requirements, our operations and liquidity could be materially adversely affected.

INFLATION

The rate of inflation has had little impact on the Company's results of operations and is not expected to have a significant impact on the continuing operations. However, inflation will have a significant impact on electricity costs in the USA and this will increase demand for our products and services.

PLAN OF OPERATION

We will receive all the proceeds from the sale of shares under this Offering Circular. Based on our current operating plan, we expect to generate revenue that is sufficient to cover our expenses for the next twelve months. In addition, we have sufficient cash and working capital to execute our operations and will not need to obtain additional financing to expand our business for the next twelve months.

ORGANIZATION WITHIN LAST FIVE YEARS

ABCO was formerly known as "Energy Conservation Technologies, Inc." and became a publicly traded company through a registration and filings for organization in July, 2004. The Company was founded to capitalize on lighting technologies to lower the energy cost through replacement of conventional lighting systems. On July 15, 2011 the Company agreed to a stock exchange agreement by ABCO Energy, Inc., a Nevada private company, which was formed in October 2008. ENYC ceased operations in Boulder, Colorado, sold their technologies to a related entity and relinquished control to the Board of Directors of ABCO Energy, Inc. (ABCO). ABCO maintains and controls the remaining inventory of the spun off entity.

The details of the reverse acquisition are summarized later in this Offering Statement. ABCO changed the name of the public company on October 31, 2011 to ABCO Energy, Inc.

DESCRIPTION OF BUSINESS

OVERALL STRATEGIC DIRECTION

The Company plans to establish its reputation in the Photo Voltaic (PV) solar systems industry, thereby attracting new clients and building out its network of operations. It is the Company plan to establish Company owned locations in major cities in the USA in order to establish a national base that can be called upon for large product construction. A large sales base of residential and small commercial will add up to a qualifying volume of business to put us in line for very large projects. By growing locally in each community, we will meet the demand that a non-local office may not be able to attract. Our expansion is planned in the Sunbelt states and the progressive Northern states where alternative energy is popular.

DESCRIPTION OF PRODUCTS

ABCO sells and installs Solar Photovoltaic and Solar Thermal products that are purchased from both USA and offshore manufacturers. We have available and utilize many suppliers of US manufactured solar products from such companies as Sunpower, Mage, Siliken Solar, Westinghouse Solar, Schuco and various Chinese suppliers. In addition, we purchase from a number of local and regional distributors whose products are readily available and selected for markets and price.

ABCO offers solar leasing and long term financing programs from Sunpower, Suncap and AEFC that are offered to ABCO customers and other marketing and installation organizations.

ABCO has Arizona statewide approval as a registered electrical services and solar products installer, ROC 258378, and we are fully licensed to offer commercial and residential electrical services. In other states in which we may open operations we will need to be licensed as electrical service providers. We anticipate we will be able to provide for these requirements.

COMPETITION

The solar power market itself is intensely competitive and rapidly evolving. Price and available financing are the principal methods of competition in the industry. Based upon these two criteria, our position in the industries is deminimus. There is no competitive data available to us in our competitive position within the industry. Our competitors have established market positions more prominent than ours, and if we fail to attract and retain customers and establish a successful distribution network, we may be unable to achieve sales and market share. There are a number of major multi-national corporations that produce solar power products, including, Suntech, Sunpower, FirstSolar, BP Solar, Kyocera, Sharp, GE, Mitsubishi, Solar World AG and Sanyo. Also established integrators are growing and consolidating, including GoSolar, Sunwize, Sunenergy and Real Good Solar and we expect that future competition will include new entrants to the solar power market. Further, many of our competitors are developing and are currently producing products based on new solar power technologies that may have costs similar to, or lower than, our projected costs.

COMPETITIVE ADVANTAGES

The Company believes that its key competitive advantages are:

1. The ability to make decisions and use management's many years of business experience to make the right decisions.
2. Experience with National expansion programs by management.
3. Experience with management of employee operated facilities from a central management office.
4. Experience with multi-media promotional program for name recognition and product awareness.
5. Alternative energy is a fast growing and popular industry that relates well to customers and

current or future shareholders that recognize the market, products and business focus.

ADVANTAGES OF COMPETITORS OVER US

The Company believes the following are advantages of Competitors over us.

1. Larger competitors have more capital.
2. Larger companies have more experience in the market.
3. Larger companies will get the larger contracts because of the level of experience.
4. We have the same products but must pay more because of volume. This will be a price consideration in bidding competition
5. We are a small company that may not be able to compete because we do not have experience or working capital adequate to compete with other companies.

CURRENT BUSINESS FOCUS

We believe that we have developed very good promotional material and advertising products. We have developed the key messages and promotional pieces that are relevant to our business and inexpensive to produce. Fortunately, a large portion of our promotion is able to be done via the internet where we rank high on the local inquiry counters. We have built a very informative and interactive web site that will allow people to assess their requirements, and partially build and price a system, much like the automobile dealers utilize. Additional sales promotion will increase when we have secured outside financing or increased sales through direct sales efforts. Try our website at www.abcosolar.com. We have established a direct sales force to call on major Government agencies including State, Local and Federal resources. This allows us to quote with our specifications on RFP's and RFQ's that are issued by the GSA and other agencies.

ABCO will not manufacture its solar products. We will continue to be a sales and installation contractor with plans to enter the markets of major US and international cities. We will sell and use commercial off the shelf components. Initially this will include the solar panels and LED lighting products purchased to our specification. A strong alliance with a well respected distributor will be the most conservative decision for the company at this time.

Our business and the industry are reliant upon a number of state and federal programs to assist our customers in the acquisition of our products and services. Such programs are the utility rebates paid directly to customers for wattage installations and the state and federal tax credit programs that allow a percentage of the actual cost of installations to be refunded in the form of tax credits. Many states have mandated the utilities in to collect funds from their customers for the payment of rebates or have other arrangements like credit sale programs (SREC). All of these programs are listed on the website www.dsireusa.org.

Most of these programs are slated for expiration at differing times in the future. The federal tax credit of 30% of installation cost will expire at the end of 2016. State tax credit programs change and expire at various times. State rebate mandates and state tax credits are variable by state. The US Treasury program for cash rebate of tax credits, section 1603, expired December 31, 2011 and will curtail on October 31, 2012 for any project started in 2011. The effect of the curtailment of the 1603 program will be a reduced emphasis on the leased solar systems we sell but we have no idea how much this will affect our business. All of these programs provide incentives for our customers that result in reduced cost. The price of solar products has also been reduced drastically in the past two years and is balancing the need for the subsidies.

CUSTOMER BASE

The direct competitors of ABCO have been in business for a substantial period of time and have developed over time a defined customer base. Referrals are important in any market and time in business makes the customer base grow. No customer represented a significant percentage of the Company's total revenue in the fiscal year ended December 31, 2011 or 2010.

FINANCIAL RESOURCES

ABCO has adequate working capital to continue as a going concern and will operate its business within the boundaries of its capital. We will continue to source capital from the equity and debt markets in order to funds our plans for expansion if we are unable to produce adequate capital from operations.

EXPERIENCED MANAGEMENT

The Company believes that it has experienced management. ABCO's principal, Charles O'Dowd, has broad experience in the sales and installation of solar products. Mr. O'Dowd has the ability and experience to attract and hire experienced and talented individuals to help manage the company. The company believes that the knowledge, relationships, reputation and successful track record of its management will help it to build and maintain its customer base.

RESEARCH AND DEVELOPMENT

The Company is not currently conducting any research and development activities. However if research and development is required in the future, we intend to rely on third party service providers.

EMPLOYEES

The Company presently has 10 full-time employees, one (1) in management, 4 in sales and the balance are in various labor crew positions. The Company anticipates that it will need to hire additional employees as the business grows. In addition, the Company may expand the size of our Board of Directors in the future. Mr. O'Dowd will devote full time (40 plus hours) to the affairs of the Company. No employees are represented by a union and there have not been any work stoppages.

BUSINESS FACILITIES

ABCO Energy, Inc. is located at 1000 East Fort Lowell Road, Tucson Arizona 85719 and maintains a warehouse and office facility in Phoenix and Williams Arizona. The Tucson facility has a rent requirement of $1,685 per month and the lease expires on March 31, 2013.

The Phoenix facility has a rent requirement of $565 per month and the lease expires on September 30. 2012. There is no rental agreement with the Williams, Arizona facility because it is housed with one of the Businesses of one of our Directors. There is no shortage of commercial rental space in the Arizona market place.

MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name and age of officers and director as of June 30, 2012. Our Executive officers are elected annually by our board of directors. Our executive officers hold their offices until they resign, are removed by the Board, or his successor is elected and qualified.

The Company's Chief Executive Officer, President, and Director Mr. O'Dowd, and Wayne Marx, a Vice President and Director, are "Promoters" within the meaning of Rule 405 of Regulation C.

Officer's Name	Directors Name	Age	Officer's Position	Appointment date
Charles O'Dowd	Charles O'Dowd	63	CEO, President, Secretary	July 1, 2009
Wayne Marx	Wayne Marx	62	VP, Director	May 21, 2012

The Board of Directors consists of two individuals, Charles O'Dowd, CEO, President, and Director, and Mr. Wayne Marx, VP and Director.

Biographies of the Executive Officers and Members of the Board of Directors are set forth below:

Charles O'Dowd, President, Secretary, Director

Mr. O'Dowd has spent the past 40 years in a marketing and sales career in real estate, business brokerage. He is well known in the business community throughout Arizona. From 1975 to 2003, Mr. O'Dowd worked in the real estate industry as a Broker (residential & commercial), Loan Originator, Sales Manager of a 100 person real estate office, Project Manager (6700 N. Oracle) and Land Developer. From 2003 through 2009 Mr. O'Dowd was VP of Operations and Director of the Southern Arizona Small Business Association. He has worked full time for ABCO Energy since 2009. He is a Graduate of the University of Arizona (BS, Political Science) and served as a City of Tucson Police Officer. He has previously worked for The Colorado College, Tucson Airport Authority Police, and Arizona Air National Guard. He has vast personal contacts in our market area and is director of sales and marketing for our company. Mr. O'Dowd has now served the solar industry for three years.

Wayne Marx, VP, Director.

Mr. Marx was the founder and owner of "Precision Outdoor Power", power equipment retail and service provider in Tucson and Williams, Arizona. Wayne has more than 40 years of business experience, mostly in retail and government services a self-employed individual and has been a provider of equipment to residential commercial and government users throughout his business career. He presently brings a representation to our company for fire and emergency service organizations that he presently serves and has worked with for many years. Mr. Marx is Fire Chief for the Sherwood Forest Estates Fire District and Regional Fire Resource Coordinator for Coconino County Fire Department. Mr. Marx joined the Fire District as Fire chief in 2003 and is still employed at this position full time. Mr. Marx does not draw a salary or work as an employee for ABCO Energy at this time and serves as a Vice President without any compensation.

The Directors will hold office until the next annual meeting of the security holders following their election and until their successors have been elected and qualified. The Board of Directors appoints Officers. Officers hold office until the next annual meeting of our Board of Directors following their appointment and until successors have been appointed and qualified.

AUDIT COMMITTEE

The Audit Committee for the Company currently consists of the three members of the Board which acts in such capacity and will do so for the immediate future due to the limited size of the Board. The Company intends to increase the size of its Board in the future, at which time it may appoint a separate Audit Committee.

The Audit Committee will be empowered to make such examinations as are necessary to monitor the corporate financial reporting and the external audits of the Company, to provide to the Board of Directors (the "Board") the results of its examinations and recommendations derived there from, to outline to the Board improvements made, or to be made, in internal control, to nominate independent auditors, and to provide to the Board such additional information and materials as it may deem necessary to make the Board aware of significant financial matters that require Board attention.

COMPENSATION COMMITTEE

The Company does not presently have a Compensation Committee and the Board acts in such capacity and will do so for the immediate future due to the limited size of the Board. The Company intends to increase the size of its Board in the future, at which time it may appoint a Compensation Committee.

The Compensation Committee will be authorized to review and make recommendations to the Board regarding all forms of compensation to be provided to the executive officers and directors of the Company, including salary, stock compensation and bonus compensation to all employees.

NOMINATING COMMITTEE

The Company does not have a Nominating Committee and the full Board acts in such capacity.

COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

Section 16(a) of the Securities Exchange Act of 1934 ("1934 Act") requires that the Company's directors and executive officers and persons who beneficially own more than ten percent (10%) of a registered class of its equity securities, file with the SEC reports of ownership and changes in ownership of its common stock and other equity securities. Executive officers, directors, and greater than ten percent (10%) beneficial owners are required by SEC regulation to furnish the Company with copies of all Section 16(a) reports that they file. If we choose to become a reporting company under the 1934 Act, those provisions will be applicable to the Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding beneficial ownership of our securities by (i) each person who is known by us to own beneficially more than ten percent (10%) of the outstanding shares of each class of our voting securities, (ii) each of our directors and executive officers, and (iii) all of our directors and executive officers as a group. We believe that each individual or entity named has sole investment and voting power with respect to the securities indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted.

Name	Title of class	Amount owned before and after the offering		Percentage of class	
		Before	After	Before	After
Total shares	Common	19,349,686	25,599,686	100.0%	100.0%
Charles O'Dowd	Common	4,000,000	4,000,000	20.7%	15.6%
SSI Development, Inc.(1)	Common	6,000,000	6,000,000	31.0%	23.4%
Wayne Marx	Common	1,000,000	1,000,000	5.2%	3.8%
All Officers, Directors and 10% Shareholders - As a Group	Common	11,000,000	11,000,000	57.0%	43.0%

(1) SSI Development, Inc. is a Nevada corporation 100%% owned by David Shorey, a former officer and director of the Company. David Shorey is a founder and promoter of the Company and worked full time until an injury forced his retirement in 2012.

REMUNERATION OF DIRECTORS AND OFFICERS

The following table sets forth all the remuneration paid to the three highest paid persons who were our Director and Officers for the fiscal year ended December 31, 2011:

Name of individual or identity of group	Capacities in which remuneration was received	Aggregate remuneration all salary	Consulting and Other Compensation	Total Compensation
Charles O'Dowd	President	$45,000	$5,000	$50,000
David Shorey	CFO		$28,344	$28,344

Mr. O'Dowd received as a portion of annual salary of $52,000 per year. Mr. O'Dowd was paid as a consultant until February, 2011, at which time he became an employee of the Company. Mr. O'Dowd works full time for the Company.

Mr. Shorey does not receive a designated salary from the Company because he is paid from SSI Development. SSI receives compensation for his services to ABCO on an hourly rate of approximately $25.00 per hour plus expenses. Mr. Shorey is now retired.

Mr. Marx has not received any compensation for his services to the Board of Directors and no arrangements have been made to do so at this time. It is anticipated that his remuneration for calendar 2012 will remain the same as fiscal 2011.

There is no family relationship between any of the current officers or directors of the Company.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS; LITIGATION

At present, we do not have employment agreements with any of our Executive officers. There is no pending litigation or proceeding to which the Company is a party that may materially affect the business or its assets. The Company is not subject to any adverse order, judgment or decrees entered in connection with the offering by the regulatory authorities in each state; by any court; or by the Securities and Exchange Commission.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Effective July 1, 2011, the Company entered into Share Exchange Agreement ("SEA") with Energy Conservation Technologies, Inc., a Nevada corporation ("ENYC") traded over the counter under the symbol ENYC.OTC. As a result of the SEA, 13,957,788 shares of ENYC restricted common stock were exchanged for 100% of the outstanding shares of ABCO Energy, which includes 11,000,000 shares exchanged for Officer's, Director's and 10% shareholdings ownership share.

Effective May 21, 2012, David Shorey resigned as an Officer and Director of the Company. Mr. Shorey is a founder and promoter of the Company and worked full time until an injury has forced his retirement in 2012. Through his Ownership of SSI Development, Inc. in which he has a 100% interest, he is the beneficial owner of 6,000,000 shares or 31% of ABCO Energy.

Any future material transactions and loans will be made or entered into on terms that are no less favorable to the Company that those that can be obtained from unaffiliated third parties. Any forgiveness of loans must be approved by a majority of the Company's independent directors who do not have an interest in the transactions and who have access, at the Company's expense, to Company's or independent counsel.

DESCRIPTION OF SECURITIES TO BE OFFERED

Capital Stock

We are authorized to issue an aggregate number of 497,113,296 shares of common capital stock, $0.001 par value per share.

The Corporation is authorized to issue more than one class or series of stock, and the Board of Directors of the corporation, in accordance with Section 78.195 of the General Corporation Law of the State of Nevada, is vested with authority to prescribe the name, price, classes, series, and the number of each class or series of stock and the voting powers, designations, preferences, limitations, restrictions, and relative rights of each class series of stock. This corporation shall have one or more classes or series of stock that together (a) have voting rights and (b) are entitled to receive the net assets of the corporation upon dissolution. All shares of stock shall be fully paid and non-assessable.

As of June 30, 2012, there are 19,833,680 shares issued and outstanding at a par value of $0.001 per share.

Each share of common stock shall have one (1) vote per share for all purposes. The holders of a majority of the shares entitled to vote, present in person or represented by proxy shall constitute a quorum at all meetings of our shareholders. Our capital stock does not provide a preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights. Our capital stock holders are not entitled to cumulative voting for election of the board of directors.

Holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefore, as well as any distributions to the security holder. We have never paid cash dividends on our common stock, and do not expect to pay such dividends in the foreseeable future.

In the event of a liquidation, dissolution or winding up of our company, holders of capital stock are entitled to share ratably in all of our assets remaining after payment of liabilities. Holders of capital stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the capital stock.

Preferred Stock

We are authorized to issue up to 2,886,704 shares of preferred stock. The preferred stock may be divided into any number of series as our directors may determine from time to time. Our directors are authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly issued series of preferred stock, and to fix the number of shares of any series of preferred stock and the designation of any such series of preferred stock. As of the date of this filing, we do not have any preferred shares issued and outstanding.

Dividends

We have not paid any cash dividends to our common stock shareholders. The declaration of any future cash dividends is at the discretion of our board of directors and depends upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions. It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

Warrants and Options

There are no outstanding warrants to purchase our securities. There are no outstanding stock options to purchase our securities.

LEGAL MATTERS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise, in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

INTERESTS OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this Offering Circular as having prepared or certified any part of this Offering Circular or having given an opinion upon the validity of the securities being offered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis, or had, or is to receive, in connection with the offering, a substantial interest, direct or indirect, in the Issuer or any of its parents or subsidiaries. No such person connected with the Issuer or any of its parents or subsidiaries, acts as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

AVAILABLE INFORMATION

We have not previously been subject to the reporting requirements of the Securities and Exchange Commission. We have filed with the Commission an offering statement on Form A-1 under the Securities Act with respect to the shares offered hereby. This Offering Circular does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to our securities and our company you should review the registration statement and the exhibits and schedules thereto.

You can inspect the registration statement and the exhibits and the schedules thereto filed with the commission, without charge, in our files in the Commission's public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can also obtain copies of these materials from the public reference section of the commission at 100 F Street, N.E., Room 1580 Washington, D.C. 20549, at prescribed rates. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site on the Internet that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at http://www.sec.gov

REPORTS TO SECURITY HOLDERS

After the offering described in this offering statement has been completed, we may choose to become subject to the reporting requirements of the federal securities laws, and are required to file periodic reports and other information with the SEC. We will furnish our security holder with annual reports containing audited financial statements certified by independent public accountants following the end of each fiscal year and quarterly reports containing unaudited financial information for the first three quarters of each fiscal year following the end of such fiscal quarter. The financial statements included in this Offering Circular and the registration statement has not been audited.

ABCO ENERGY, INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED

JUNE 30, 2012 AND JUNE 30, 2011
AND
FOR THE YEARS ENDED DECEMBER 31, 2011 (Restated) AND 2010 (Restated)

(UNAUDITED)

TABLE OF CONTENTS

See Footnote 3 for details of restated financial statements for the years ended December 31, 2011 and 2010

ABCO ENERGY, INC.
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2012 AND DECEMBER 31, 2011 AND DECEMBER 31, 2010

	June 30, 2012	Restated (Note 3) Dec. 31,2011	Restated (Note 3) Dec. 31, 2010
ASSETS			
Current Assets			
Cash in bank	$ 400,925	$ 169,135	$ 153,406
Accounts receivable –net of reserve of $0 – Note 2	168,364	444,955	147,170
Inventory – Note 4	121,123	113,887	5,565
Other current assets	4,005	2,012	2,610
Total Current Assets	694,417	729,989	308,751
Fixed Assets – Note 7			
Vehicles, office furniture & equipment – net of accumulated depreciation	38,888	28 639	15,957
Other Assets			
Investment in long term leases –Note 6	22,990	23,729	
Product deposits	7,800	-	
Security deposits – Note 5	5,300	5,300	4,190
Total Other Assets	36,090	29,029	4,190
Total Assets	$ 769,395	$ 787,657	$ 328,898
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities			
Accounts payable and accrued expenses	$ 64,309	$ 247,151	$ 96,009
Note payable – Director – Note 8	15,000	20,000	15,157
Total Current Liabilities	79,309	267,151	111,166
Total Liabilities	79,309	267,151	111,166
Stockholders' Equity: - Note 9			
Preferred Stock, 2,886,704 shares authorized Series A, $0.001 par value; convertible, 0 outstanding at June 30, 2012 and December 31, 2011, 244,667 outstanding at December 31, 2010	$ 0	$ 0	$ 2,447
Preferred Stock – Additional paid in capital in excess of par – net of expenses: $.0 balance at June 30, 2012 and December 31, 2011, and this balance at December 31, 2010			325,275
Common stock, 497,113,296 shares authorized, $0.001 par value, 19,833,680 outstanding at June 30, 2012, 18,129,871 outstanding at December 31, 2011 and 11,000,000 outstanding at December 31, 2010	19,834	18,130	11,000
Additional paid in capital in excess of par	937,480	855,274	49,000
Accumulated deficit	(267,228)	(352,898)	(169,990)
Total Stockholders' Equity	690,086	520,506	217,732
Total Liabilities and Stockholders' Equity	$ 769,395	$ 787,657	$ 328,898

See accompanying notes to the financial statements.

ABCO ENERGY, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND JUNE 30, 2011
AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	For The Six Months Ended		For the Years Ended	
			Restated (Note 3)	Restated (Note 3)
	June 30, 2012	June 30, 2011	Dec. 31, 2011	Dec. 31, 2010
Revenues	$ 1,170,029	$ 359,976	$ 1,080,635	$ 476,317
Cost of Sales	835,896	249,069	791,820	344,126
Gross Profit	334,133	110,907	288,815	132,191
Operating Expenses:				
Selling, General & Administrative	247,503	185,407	405,967	268,055
Income (loss) from operations	86,630	(74,500)	(117,152)	(135,864)
Other expenses				
Interest on notes payable	960	304	2,216	3,245
Income (Loss) before provision for income taxes	85,670	(74,804)	(119,368)	(139,109)
Provision for income tax - Note 1	-	-	-	-
Net Income (loss)	$ 85,670	$ (74,804)	$ (119,368)	$ (139,109)
Convertible preferred stock dividends-Note 10	$ 0	$ (61,870)	$ (63,540)	$ (30,819)
Net Income (loss) applicable to common shareholders	$ 85,670	$ (136,674)	$ (182,908)	$ (169,928)
Net Income (loss) per share (Basic and fully diluted)	$ 0.00	$ (0.00)	$ (0.00)	$ (0.00)
Weighted average number of common shares used in the calculation	18,981,177	13,957,770	13,521,895	11,000,000

See accompanying notes to the financial statements.

ABCO ENERGY, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERIOD BEGINNING DECEMBER 31, 2009
UNTIL THE PERIOD ENDED JUNE 30, 2012

	Common Stock			Preferred Stock			Total
	Shares	Amount $0.001Par	Addt'l Paid in Capital	Series A Shares	Series A Amount	Accumulated Deficit	Stock-Holders' Equity
Balances at December 31, 2009	10,000,000	$ 1,000		-	-	$ (62)	$ 938
Common shares change in par value		9,000					9,000
Common shares sold during year	1,000,000	1,000	49,000				50,000
Preferred shares sold during 2010 – net of expenses				244,667	327,722	-	327,722
Net (loss) for the Year – before dividends						(139,109)	(139,109)
Convertible preferred stock dividends	-	-	-	-	-	(30,819)	(30,819)
Net (loss) for the Year applicable to common shareholders- restated	-	-	-	-	-	(169,928)	(169,928)
Balances at December 31, 2010 - restated	11,000,000	11,000	49,000	244,667	327,722	(169,990)	217,732
Preferred shares sold during 2011				15,059	75,296		75,296
Preferred shares converted to common shares at July 1, 2011	2,957,708	2,958	400,060	(259,726)	(403,018)		
Shares issued for acquisition of ENYC July 1, 2011	1,495,730	1,496	90,752				92,248
Common shares issued under private placement offering	2,676,433	2,676	315,462				318,138
Net (loss) for the Year – before dividends						(119,368)	(119,368)
Convertible preferred stock dividends	-	-	-	-	-	(63,540)	(63,540)
Net (loss) for the Year applicable to common shareholders- restated	-	-	-	-	-	(182,908)	(182,908)
Balance at December 31, 2011 - restated	18,129,871	18,130	855,274	0	0	(352,898)	520,506
Common shares issued under private placement offering – net of expenses	1,703,809	1,704	82,206				83,910
Net income (loss) for the period	-	-	-	-	-	85,670	85,670
Balance at June 30, 2012	19,833,680	$ 19,834	$ 937,480	$ 0	$ 0	$(267,228)	$690,086

See accompanying notes to the financial statements

ABCO ENERGY, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND JUNE 30, 2011
AND FOR THE YEARS ENDED DECEMBER 31, 2011 AND 2010

	For The Six Months Ended		For The Years Ended	
			Restated (Note 3)	Restated (Note 3)
	June 30, 2012	June 30, 2011	Dec. 31, 2011	Dec. 31, 2010
Cash Flows From Operating Activities:				
Net Income (loss) for the period before preferred stock dividends	$ 85,670	$ (74 804)	$ (119 368)	$ (139 109)
Add back non-cash items -depreciation	5,646	4,198	10,043	3,439
Adjustments to reconcile net loss to net cash provided by (used for) operating activities				
Accounts receivable (incr.) decr.	276,591	(65,984)	(297,785)	(145,660)
Inventory (incr.) decr.	(7,236)	(33,855)	(16,074)	(5,565)
Other current assets (incr.) decr.	(1,993)	652	598	(2,610)
Payment of Director's short term debt	(5,000)			
Accounts payable and accrued expenses - incr. (decr.)	(182,841)	44,048	155,984	101,163
Net cash provided (used for) operating activities	170,837	(125,745)	(266,602)	(188,342)
Cash Flows From Investing Activities:				
Purchase of vehicles, furniture & equipment	(15,895)	(11,333)	(22,726)	(19,396)
Principal payments on long term leases	739			
Purchase of long term leases			(23,729)	
Product and lease deposits	(7,800)	-	(1,110)	(4,190)
Net cash provided by (used for) investing activities	(22,956)	(11,333)	(47,565)	(23,586)
Cash Flows From Financing Activities:				
Proceeds from sale of common stock – net of expenses	83,909	-	393,436	59,000
Payment of preferred stock dividends		(61,870)	(63,540)	(30,819)
Proceeds from sale of preferred shares net of expense of offering	-	76,120	-	327,722
Net cash provided by financing activity	83,909	14,250	329,896	355,903
Net Increase (Decrease) in cash	231,790	(122,828)	15,729	143,975
Cash At The Beginning Of The Period	169,135	153,406	153,406	9,431
Cash At The End Of The Period	$ 400,925	$ 30,578	$ 169,135	$ 153,406

Schedule of Non-Cash Investing and Financing Activities - Supplemental Disclosure

Cash paid for interest	$ 960	$ 62,174	$ 65,756	$34,064
Inventory acquired with common stock -2011			$ 92,248	
Common stock issued for consulting fees			$ 120	
Non cash expense for Officers shares				$ 9,000

See accompanying notes to the financial statements

ABCO ENERGY, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2012 AND JUNE 30, 2011
AND THE YEARS ENDED DECEMBER 31, 2011 (Restated – Note 3)
AND DECEMBER 31, 2010 (Restated – Note 3)

Description of Business

Note 1 Overview and Description of the Company

ABCO Energy, Inc. is an installation contractor for alternative energy products that are used in the replacement of fossil fuel energy generation. ABCO is a Nevada corporation, which maintains offices located in Tucson, Arizona.

ABCO Energy holds 100% of the outstanding common shares of ABCO Solar, Inc., an Arizona corporation, whose business is the installation of solar photovoltaic products.

ABCO Energy holds 100% of the outstanding common shares of "Alternative Energy Finance Corporation" (AEFC), a Nevada corporation. AEFC offers leasing and other financial services for the alternative energy industry.

ABCO Energy, Inc. (the "Company" or "ABCO Energy") was formerly named "Energy Conservation Technologies, Inc. (ENYC)" and currently trades on the pink sheets as ENYC-OTC.

ABCO sells and installs Solar Photovoltaic and Solar Thermal products that are purchased from both USA and offshore manufacturers. We have available and utilize many suppliers of US manufactured solar products from such companies as Sunpower, Mage, Siliken Solar, Westinghouse Solar, Schuco and various Chinese suppliers. In addition, we purchase from a number of local and regional distributors whose products are readily available and selected for markets and price.

ABCO offers solar leasing and long term financing programs from Sunpower, Suncap and AEFC that are offered to ABCO customers and other marketing and installation organizations.

We are operating in Tucson, Phoenix and Williams, Arizona. We operate all of our locations as company owned businesses. Tucson is our warehousing and training facility for all other company operations.

Note 2 Summary of significant accounting policies

Critical Accounting Policies and Use of Estimates

These financial statements consist of the consolidated financial positions and results of operations of both the parent, ABCO Energy, Inc. and the subsidiary companies. In the opinion of Management all adjustments necessary for a fair statement of results for the fiscal years presented and for the interim period have been included. These financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) generally accepted in the United States of America.

GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets. On an on-going basis, the Company evaluates its estimates and judgments, including those related to revenue recognition, inventories, adequacy of allowances for doubtful accounts, valuation of long-lived assets, income taxes, equity-based compensation, litigation and warranties. The Company bases its estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events.

The policies discussed below are considered by management to be critical to an understanding of the Company's financial statements. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent for other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from those estimates.

Cash and Cash Equivalents
There are only cash accounts included in our cash equivalents in these statements. For purposes of the statement of cash flows, the Company considers all short-term securities with a maturity of three months or less to be cash equivalents. There are no short term cash equivalents reported in these financial statements.

Property and Equipment
Property and equipment are to be stated at cost less accumulated depreciation. Depreciation is recorded on the straight-line and accelerated basis according to IRS guidelines over the estimated useful lives of the assets, which range from three to ten years. Maintenance and repairs are charged to operations as incurred.

Revenue Recognition
The Company generates revenue from sales of solar products, LED lighting, installation services and leasing fees. During the last fiscal year the company had product sales as follows:

Revenue segment description	2011 Restated		2010 Restated	
Solar residential and commercial sales	$1,039,318	95%	$ 476,317	100%
Leasing fees income	40,282	4%		
Interest Income	1,035	1%	-	-
Total revenue	$ 1,080,635	100%	$ 476,317	100%

The Company recognizes product revenue, net of sales discounts, returns and allowances, in accordance Securities and Exchange Commission Staff Accounting Bulletin No. 104, "Revenue Recognition" ("SAB No. 104") and ASC 605. These statements establish that revenue can be recognized when persuasive evidence of an arrangement exists, delivery has occurred and all significant contractual obligations have been satisfied, the fee is fixed or determinable, and collection is considered probable.

Our revenue recognition is recorded on the percentage of completion method for sales and installation revenue and on the accrual basis for fees and interest income. We recognize and record income when the customer has a legal obligation to pay. All of our revenue streams are acknowledged by written contracts for any of the revenue we record. There are no differences between major classes of customers or customized orders. We record discounts, product returns, rebates and other related accounting issues in the normal business manner and experience very small number of adjustments to our written contractual sales. There are no post delivery obligations because warranties are maintained by our suppliers. Our lease fees are earned by providing services to contractors for financing of solar systems. Normally we will acquire the promissory note (lease) on a leased system that will provide cash flow for up to 20 years. Interest is recorded on the books when earned on amortized leases.

Accounts Receivable
The Company recognizes revenue upon delivery of product to customers and does not make bill-and-hold sales. Contracts spanning reporting periods are recorded on the percentage of completion method for recognition of revenue and expenses. Accounts receivable includes fully completed and partially completed projects and partially billed statements for completed work and product delivery.

Inventory
Inventory is recorded at cost and is managed on a first in first out method.

Income Taxes
Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will be taxable either when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for net operating losses (NOL) that are available to offset future federal income taxes. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax asset and liability accounts. A deferred tax asset results from the benefit of utilizing the NOL carry-forwards in future years.

Due to the current uncertainty of realizing the benefits of the tax NOL carry-forward, a valuation allowance equal to the tax benefits for the deferred taxes has not been established. The full realization of the tax benefit associated with the carry-forward depends predominately upon the Company's ability to generate taxable income during future periods, which is not assured.

We have adopted FIN 48, *Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109* ("FIN48"). FIN 48 clarifies the accounting for uncertainty in tax positions by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements. It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. During the periods presented in this report there were no changes in our unrecognized tax benefits.

Fair Values of Financial Instruments

ASC 825 requires the Corporation to disclose estimated fair value for its financial instruments. Fair value estimates, methods, and assumptions are set forth as follows for the Corporation's financial instruments. The carrying amounts of cash, receivables, other current assets, payables, accrued expenses and notes payable are reported at cost but approximate fair value because of the short maturity of those instruments.

Stock-Based Compensation

The Company accounts for employee and non-employee stock awards under ASC 718, whereby equity instruments issued to employees for services are recorded based on the fair value of the instrument issued and those issued to non-employees are recorded based on the fair value of the consideration received or the fair value of the equity instrument, whichever is more reliably measurable. The company has no stock based compensation reported in these financial statements.

Effects of Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), *Business Combinations* ("SFAS 141R") (now contained in FASB Codification Topic 805- *Business Combinations).* Among other changes, SFAS 141R requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction at fair value; and establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed, including earn-out provisions. Effective January 1, 2009, the Company adopted SFAS No. 141(R). The adoption of SFAS No. 141(R) has not had and is not expected to have a material impact on the results of operations and financial position.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in accordance with GAAP. With the issuance of this statement, the FASB concluded that the GAAP hierarchy should be directed toward the entity and not its auditor, and reside in the accounting literature established by the FASB as opposed to the American Institute of Certified Public Accountants (AICPA) Statement on Auditing Standards No. 69, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. This statement is effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles*. The Company has evaluated the new statement and has determined that it will not have a significant impact on the determination or reporting of its financial results.

Per Share Computations

Basic net earnings per share are computed using the weighted-average number of common shares outstanding. Diluted earnings per share is computed by dividing net income by the weighted-average number of common shares and the dilutive potential common shares outstanding during the period.

Reclassification
Certain reclassifications have been made to conform to prior periods' data to the current presentation. These reclassifications had no effect on reported income.

Note 3 Change in Accounting Policy and Correction of a prior period error

We have prepared a restatement of 2011 and 2010 financial statements as a result of change in accounting policy and correction of errors. The changes are the result of changes in consolidation entries for a subsidiary, recording changes in completed project estimates and correction concerning capitalized costs. Some changes for the year ended December 31, 2010 affected the financial statements for 2011 also.

The following tables indicate the accounts affected, and the year to year adjustments for these changes.

December 31, 2010 Comparative year

Balance Sheet	Original 2010	Change in accounting policy	Correction of Error	Restated Actual 2010
Cash (3)	$153,309		$ 97	$153,406
Accounts receivable (1)	122,870		24,300	147,170
Other current assets	8,175			8,175
Fixed assets (3)	15,248		709	15,957
Investment in subsidiaries (2)	18,991		(18,991)	0
Other assets	4,190			4,190
Total assets	$322,783		$ 6,115	$328,898
Liabilities and Stockholders' Equity				
Accounts payable and accrued expenses (1)	$90,065		$21,101	$111,166
Preferred stock capital	327,722			327,722
Common stock capital	60,000			60,000
Retained deficit	(155,004)		(14,986)	(169,990)
Total Liabilities and Stockholders' Equity	$322,783		$6,115	$328,898

December 31, 2010 Consolidated	Original	Change in	Correction of	Restated

Statement of Operations	2010	accounting policy	Error	Actual 2010
Sales (1)	$450,217		$26,100	$476,317
Cost of Sales (1)	318,495		25,631	344,126
Gross profit	131,722		469	132,191
Selling, General and admin (4)	255,845		15,455	271,300
Net Loss before preferred stock dividends(2)	(124,123)		(14,986)	(139,109)
Preferred stock dividends	(30,819)		0	(30,819)
Net loss applicable to common shareholders	$(154,942)		$(14,986)	$(169,928)

Notes

(1) Represents correction of work in process due to timing difference.

(2) Investment in subsidiaries was corrected to eliminate investment that appears to be unrecoverable for an abandoned merger and the remainder was eliminated in intercompany consolidation.

(3) Cash and fixed assets were adjusted for consolidation of a subsidiary accounting errors.

(4) Resulting from changes to policy of capitalizing professional fees for fund raising and public company development to reclassify as expense of the period.

December 31, 2011 Comparative Year Balances

Balance Sheet	Original 2011	Change in accounting policy	Correction of Error	Restated Actual 2011
Cash	$169,135			$169,135
Accounts receivable	444,955			444,955
Inventory	113,887			113,887
Other current assets	2012			2012
Fixed assets	28,639			28,639
Investment in Long term leases	23,729			23,729
Goodwill (1)	30,000		(30,000)	
Other assets	5,300			5,300
Total assets	$817,657		$(30,000)	$787,657
Liabilities and Stockholders' Equity				
Accounts payable and accrued expenses	$267,151			$267,151
Common stock capital	883,718		(10,314)	873,404
Retained deficit (2)	(333,212)		(19,686)	(352,898)
Total Liabilities and Stockholders' Equity	$817,657		$(30,000)	$787,657

December 31, 2011 Consolidated Statement of Operations	Original 2011	Change in accounting	Correction of Error	Restated Actual 2011

		policy		
Sales (3)	$1,078,038		$2,597	$1,080,635
Cost of Sales (3)	806,017		(14,197)	791,820
Gross profit	272,021		16,794	288,815
Gen and admin exp (4)	386,689		21,494	408,183
Loss from operations before preferred stock dividends	(114,668)		(4,700)	(119,368)
Preferred stock dividends	(63,540)			(63,540)
Net Loss applicable to common shareholders	$(178,208)		$(4,700)	$(182,908)

Notes
(1) Management decision to reclassify value of shares issued for acquisition of Energy Conservation Technologies, Inc. The impairment of goodwill effects additional paid in capital account only.
(2) Retained deficit correction for 2010 is $14,986 and for 2011 is $4,700. Total correction is $19,686 increase in the loss for the two years.
(3) Represents correction of work in process due to timing difference and prior year adjustments.
(4) Resulting from changes to policy of capitalizing professional fees for fund raising and public company development to reclassify as expense of the period.
(5) Additional interest accrual correction.

Note 4 Share Exchange Agreements between ABCO Energy, Inc. and Energy Conservation Technologies, Inc. (ENYC)

On July 1, 2011 Energy Conservation Technologies, Inc. (ENYC) completed a share exchange agreement (SEA) to exchange ENYC shares for 100 % of the common shares of ABCO Energy, Inc, a Nevada Corporation. The Company has accounted for this transaction utilizing the purchase method as directed in SFAS 141 and FASB Statement No. 38.

ENYC did not have sales or operations since 2009 but maintained a significant group of assets including the inventory listed in the table of consolidation assets in table below.

The principle reason for the SEA on the part of the acquirer, ABCO, was to become a publicly traded entity for access to the capital markets. The principle reason for ENYC agreeing to the SEA was to provide sales and operations in their development stage entity which did not have significant sales transactions.

Even though ENYC is the survivor and all aspects of the entity are intact, the control of ENYC is now with the management and majority shareholders of ABCO.

As a result of the SEA, the outstanding shares of ENYC as of June 30, 2011 were restated in a one for twenty three (1 for 23) reverse division prior to the exchange to approximately 9% of the post-exchange outstanding common shares. The result of the reverse division will be a reissue of all pre-acquisition shares of ENYC.

The share exchange agreement resulted in the issuance of the following shares:

Issued to	Issued for	Number of shares
Management of ENYC (1)	Inventory – subject to escrow agreement	600,000
To be issued to management and insiders	Shares exchanged	112,849
To be issued to ENYC preferred shareholder	Preferred share conversion	124,254
To be issued to non management ENYC shareholders	Common shares exchanged	538,627
Consulting services (2)	Allocated to consulting fees expense	120,000
Total shares to be issued	Exchanged shares total	1,495,730

(1) The controlling shareholders of pre-exchange ENYC agreed to purchase the inventory of ENYC for cash after closing of the SEA. A total of 600,000 restricted shares will be held in escrow until the payment to the company of $92,248 or these shares will be cancelled for non-payment.

(2) An additional 120,000 shares were issued to consultants who were instrumental in the completion of the transaction. The value of $120 ($0.0010 per share (par)) for this service has been charged to expense in the transaction.

The total resulting shares retained by the ENYC shareholders and consultants was 1,495,730 shares as a result of the exchange.

ABCO pre-acquisition shareholders will be issued 13,957,708 shares of the post acquisition company.

Shortly after the effective date of the SEA, the name of ENYC was changed to ABCO Energy, Inc. This SEA created a complete change of control, and all prior Directors and Officers resigned from the company before the effective date of July 1, 2011.

The predecessor to ABCO Energy, the private company, was liquidated after transferring all of its assets to ENYC. The private company owned the wholly owned subsidiaries, ABCO Solar and AEFC prior to the exchange agreement.

The following table shows the consolidation details of the assets, liabilities and stockholder's equity of the private subsidiary companies and ENYC at June 30, 2011. The effective date of the share exchange agreement was July 1, 2011.

	ABCO ENERGY	(ENYC)	Total
ASSETS			

Cash in banks	$ 30,099	$ -	$ 30,099
Accounts receivable	159,529		159,529
Inventory	128,084	92,248	220,332
Other current assets	11,651		11,651
Fixed assets	24,630		24,630
Other assets	13,757	-	13,757
Total assets	$ 367,750	$ 92,248	$ 459,998
LIABILITIES AND STOCKHOLDER'S EQUITY			
Accounts payable and accrued expenses	$ 155,402	$ 0	$ 155,402
Shareholders' equity	212,348	92,248	304,596
Total liabilities & Stockholder's Equity	$ 367,750	$ 92,248	$ 459,998

ENYC had no sales for the period ended June 30, 2011 and no operating expenses because the company was inactive. Proforma statements of operations would only show ABCO Energy consolidated operating numbers.

Note 5 Security deposits and Long Term Commitments

The Company has paid security deposits on the two rented spaces it occupies for offices and warehouse. Neither of these leases extends past April 1, 2013. The remaining lease on the Phoenix property totals $3,336 and the remaining lease on the Tucson property is $19,980. There is no lease on the Williams, Arizona property because this office is located in the office of a Director and no lease has been established.

Note 6 Alternative Energy Finance Corporation (AEFC)

AEFC is a wholly owned subsidiary of ABCO Energy, Inc. AEFC provides funding for leases of photovoltaic systems. AEFC finances its leases from cash payments from its own cash or from single payments or long term leases from lessees. In addition, AEFC takes assignments of utility rebates and US treasury department section 1603 grants for alternative energy credits.

Because the basis is often reduced to zero for rebates, grants and tax credits the ownership of the leased systems have no cost to AEFC and are held at no basis. The long term leases however, are booked at the net present value of the cash flow of the long term payments. AEFC charges a fee for financing a lease for other contractors and for applications for 1603 grants. These fees are reported as income. Long term leases recorded on the consolidated financial statements were $22,990 and $23,729 at June 30, 2012 and December 31, 2011 respectively. The aggregate total of leases receivable over the entire term including inputted interest at 8% internal rate of return is approximately $43,022 and $44,025 at June 30, 2012 and December 31, 2011 respectively.

On December 31, 2011 the US Treasury Department curtailed the 1603 grant program except for those alternative energy projects that had a substantial start at the time of curtailment, projects known as "Safe Harbor Projects". AEFC has no safe harbor projects and has stopped applications for 1603 grants. The Company still operates and is offering leases that have tax credits that are salable to private parties. As of the date of this report, the company has made no sales of tax credits to any private buyer.

The funding of leases will continue to provide income to the Company if the Company is successful in sourcing of investor or bank funding for their projects.

Note 7 Property and equipment

The Company has acquired all of its office and field work equipment with cash payments and do not owe any liens or mortgages. These assets consist of vehicles, office furniture, tools and various equipment items and the totals are as follows:

Asset	June 30, 2012	December 31, 2011	December 31, 2010
Equipment	$58,016	$42,121	$19,396
Accum. depreciation	19,126	13,482	3,439
Net Fixed Assets	$ 38,888	$ 28,639	$ 15,957

Note 8 Note Payable Officer

Officer's loan is demand note totaling $15,000 as of June 30, 2012 and $20,000 and $15,157 at December 31, 2011 and December 31, 2010 respectively. This note provides for interest at 12% per annum and is unsecured.

Note 9 Stockholder's Equity

ABCO Solar was incorporated on August 8, 2008 and capitalized for the sum of $10,000 and the Founder's were issued 10,000,000 restricted common shares for organizational efforts. The capitalization sum of $10,000 was charged to compensation, common stock and additional paid in capital.

On December 31, 2010 an ABCO director converted a promissory note in the amount of $50,000 into 1,000,000 shares of common stock.

These transactions resulted in total common stock equity of $60,000.

On March 2, 2010, the Company began a private placement of an 8% Series A Convertible Preferred Stock ("Preferred Stock") offering which was offered only in the European markets. All preferred shares sold in this offering were convertible to common stock upon the event of going public on USA markets. The Preferred Stock was priced at $5.00 and had an interest requirement of 8% per annum which ceases upon the conversion to common or when held for 12 months. Each share of Preferred Share was convertible into 10 shares of common stock. This offering was terminated as of March 31, 2011, when a total of 295,771 preferred shares were sold. Effective July 1, 2011, all of the Preferred Stock was converted to common shares. This conversion cancelled all of the preferences of the preferred shares and they are now equal to the common shareholders. This resulted in the issue of 2,957,708 common shares with a net capitalized value of $403,018.

Effective July 1, 2011 the Company entered into the Stock Exchange Agreement with ENYC, traded over the counter under the symbol ENYC.OTC. As a result of the exchange agreement, the Company's pre-acquisition shareholders and consultants retained ownership of 1,495,730 shares. This transaction produced a capitalized value of $92,248.

In August 2011, the Company began a second European private placement offering of restricted common stock to non USA citizens only. The offering consisted of up to 5,000,000 shares of common stock offered at the price of $0.40 USD per share. As of June 30, 2012, the Company had sold 4,380,242 shares. The offering has been terminated. This offering has produced $83,909 and $393,436 in net equity capital as of June 30, 2012 and December 31, 2011 respectively.

The total number of common shares outstanding was 19,833,680 and 18,129,871 as of June 30, 2012 and December 31, 2011 respectively.

Note 10 Interest Expense and Accrual Disclosures

The Company issued preferred stock during 2011 and 2010 with a designated dividend of 8% on the total investment before expenses. The dividend resulted in expense of $63,540 for the year ended December 31, 2011 and $30,819 for the year ended December 31, 2010. The dividends for the six months ended June 30, 2011 was $61,870. As of the effective date of the acquisition of ENYC, all interest ceased and no interest was accrued to any period after July 1, 2011 for this preferred stock issue. All accrued interest on this offering was paid during 2011. Notes payable to shareholders resulted in an interest charge of $960 for the period ended June 30, 2012 and $0 for the six months ended June 30, 2011. The interest for Directors and Officers notes were $2,216 for the year ended December 31, 2011 and $3,245 for the year ended December 31, 2010.

Note 11 Warranties of the Company

ABCO Energy provides a five year workmanship warranty for installed systems that covers labor and installation matters only. All installed products are warranted by the manufacturer. In the last four years of operations, no claims on workmanship have been experienced by the company. Management does not consider the warranty as a significant or material risk.

End of Footnotes to Financial Statements

PART III – EXHIBITS

Item 1 Index to Exhibits

Exhibit No.	Description
(2)	Articles of Incorporation (1)
(2.1)	Name Change Amendment
(3)	Operating Agreement (1)
(3.1)	Management Operating Agreement (1)
(3.2)	Summary of Oral Consulting/Employment Contracts(1)
(3.3)	Conformed copy of Escrow Agreement with Bank of America (1)
(3.4)	Form of Subscription Agreement (2)
(12)	Opinion of Counsel (1)

The following exhibits are included as part of this Form 1–A or are incorporated by reference to our previous filings:

Exhibit No.	Description
(2)	Articles of Association, as amended, filed on July 29, 2004 (1) Name Change Amendment to ABCO Energy, Inc. (1)
(3)	Stock Exchange Agreement, dated July 15, 2011, between Energy Conservation Technologies, Inc., and ABCO Energy, Inc. (1)
(3.1)	Management Operating Agreement (1)
(3.2)	Summary of Oral Consulting/Employment Contracts (1)
(3.3)	Conformed copy of Escrow Agreement with Bank of America (1)
(3.4)	Form of Subscription Agreement (2)
(12)	Opinion of Counsel (1)

(1) Previously Filed
(2) Filed herewith

SIGNATURES

The Issuer has duly caused this Amendment to Offering Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in Tucson, Arizona, on this 5th day of Nov, 2012

ABCO ENERGY, INC

By: ________________

Charles O'Dowd
President and
Chief Executive Officer

This Offering Statement or Amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
Charles O'Dowd	President, Chief Executive Officer, Secretary and Director	November 5, 2012
Wayne Marx	VP and Director	_____ ___, 2012

SIGNATURES

The Issuer has duly caused this Amendment to Offering Statement to be signed on its behalf by the undersigned; thereunto duly authorized, in Tucson, Arizona, on this 5th day of NOV 2012

ABCO ENERGY, INC

By: ______________

Charles O'Dowd
President and
Chief Executive Officer

This Offering Statement or Amendment thereto has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
______________ Charles O'Dowd	President, Chief Executive Officer, Secretary and Director	_______, 2012
Wayne Marx	VP and Director	November 5, 2012

EXHIBIT INDEX

Exhibit No.	Description	Sequential Page
(2)	Articles of Association, as amended (1)	---
(2.1)	Name Change Amendment (1)	---
(3)	Stock Exchange Agreement (1)	---
(3.1)	Management Operating Agreement (1)	---
(3.2)	Summary of Oral Consulting/Employment Contracts (1)	---
(3.3)	Conformed copy of Escrow Agreement with Bank of America (1)	---
(3.4)	Form of Subscription Agreement (2)	65
(12)	Opinion of Counsel (1)	---

---

(1) Previously Filed
(2) Filed herewith

ABCO ENERGY, INC

A Nevada Corporation

SUBSCRIPTION DOCUMENTS

This Subscription Document (the "Subscription Document") includes a Confidential Prospective Subscriber Questionnaire (the "Questionnaire") and a Subscription Agreement (the "Subscription Agreement") that must be executed and returned if you wish to invest in Shares of ABCO Energy, Inc., a Nevada corporation (the "Company"). You should consult your own legal counsel, accountant or financial adviser as to legal, tax and related matters concerning an investment and its suitability for you.

Confidentiality: Information furnished in this Subscription Document will be kept strictly confidential, except that the Company may present the information to regulatory bodies or other parties as may be appropriate to establish the availability of exemptions from certain securities law registration requirements or the compliance of this offering with applicable securities laws, and otherwise as required by law.

STEPS TO INVESTING

STEP1. **Checklist**: Use the applicable checklist to ensure that you have provided all the required information.

Read the entire Subscription Document and the related information distributed by the Company carefully;

Fill out the

1. **Subscription Agreement Signature Page**
2. **IRS W-9 Form**
3. **Privacy Policy (if new investor)**
4. **New Client Account Form (if new investor)**

Complete and Sign the

1. **Subscription Agreement Signature Page**
2. **Consent of Spouse (if applicable)**
3. **IRS W-9 Form (including proper Tax ID for any entity)**
4. **Privacy Policy (if new investor)**

Return this Subscription Document and all signed documents to the Company. (See Step 2.) **If you are investing through a permitted Trust or other permitted entity, please be sure to include a copy of the Trust or other organizational documents to verify signature authority.** If your subscription is accepted, the Company will sign the Acceptance Form and will send you a copy of the signature page bearing the signature of an authorized officer of the Company;

Send a wire or check in the appropriate amount and to the appropriate party (See Step 3); and,

Maintain copies of this Subscription Document and any other signed documents for your records.

STEP 2. **Returning the Subscription Document**: Once you have provided the required information, please send the signed documents to the following address:

ABCO Energy, Inc.
1000 East Fort Lowell Road
Tucson, AZ 85719
Attention: Charles O'Dowd

STEP 3. **Sending your Investment**: You may send funds by following these instructions:

A. **Cash Investments by Wire**.

Bank of America
Swift Code: BOFAUS3N
Account #457022326784
ABCO Energy, Inc.
DBA – ABCO Solar, Inc.
2885 N. Campbell Avenue B rach
Tucson, AZ 85719
Routing # 1221001706

B. **Cash "Investments" by Check**. Send a check to the Company made payable to **"ABCO Energy, Inc. Escrow Trust Account.** Send in your signed documents and check to the Company, as set forth above (see address in Step 2).

STEP 4. Contact Information: Please call Charles O'Dowd at (520) 777-0511) with any questions, or you may send an inquiry via email to info@abcoenergy.com

66

PRIVACY NOTICE

We recognize the importance of respecting the confidentiality of information we receive from our clients. It has always been our policy to maintain the privacy of this information and we will continue to do so. Regulatory developments require that we inform you about our policies and procedures designed to protect the privacy of your information.

ABCO Energy, Inc. collects nonpublic personal information about you, including information we receive from you on applications or other forms, such as name, address, age, and social security number. We will only disclose nonpublic personal information about you to (1) our affiliates, (2) those as permitted or required by law or (3) those as authorized by you. We also restrict access to your personal account information to those employees who need to know that information to provide products or services to you. We maintain physical, electronic, and procedural safeguards to protect your non-public personal information.

<u>6,250,000 SHARES</u>

ABCO Energy, Inc.

a Nevada Corporation

Subscription Agreement

Ladies and Gentlemen:

The undersigned person or entity set forth on the signature page hereto (the "**Subscriber**") acknowledges that such Subscriber has received the Preliminary Copy of the Offering Circular (the "OC") of ABCO Energy, Inc. dated November , 2012 (the "**Company**") relating to the offer and sale (the "**Offering**") of shares (the "Shares") in the Company.

The undersigned, by executing this Subscription Agreement, the ("**Signature Page**"), hereby tenders this subscription and applies for the purchase of the number of Shares as set forth below.

1. <u>Subscription and Terms of Purchase</u>. Subject to the terms and conditions of this Subscription Agreement, the undersigned Subscriber hereby subscribes for the number of Shares specified on the Signature Page of this Subscription Agreement at a purchase price of ($0.80) per Share, for a total Investment Amount tendered as specified on that page, payable in immediately available funds by personal check, cashier's check or wire transfer to the account designated herein, with a minimum subscription of 5,000 Shares (a minimum total Investment Amount of at least $4,000.00).

The Subscription Agreement shall survive the Subscriber's death or disability and be binding upon Subscriber's heirs, trustees, beneficiaries, executors, personal or legal administrators, successors and assigns. The Subscriber understands that the Company is relying on the accuracy and completeness of this Subscription Agreement in complying with its obligations under Federal and applicable state securities laws

The undersigned Subscriber is submitting herewith to the Company one (1) counterpart of this Subscription Agreement duly executed by the undersigned.

Payments tendered by the Subscriber and this original Subscription Agreement and related documents will be held in an escrow account with the Bank of America pending acceptance of this subscription. The Company has the right to reject this subscription, in whole or in part. The Company will do so within ten (10) business days of receipt thereof. In addition to the representations and warranties made herein, the undersigned Subscriber understands that if Subscriber's subscription is accepted by the Company, Subscriber agrees to comply with the terms of this Subscription Agreement. The undersigned further agrees to execute any other documents necessary or helpful in connection with this subscription as determined to be necessary or desirable by the Company.

2. **Representations and Warranties of Subscriber.** Subscriber hereby represents and warrants to the Company as follows:

(a) Subscriber has decided to subscribe for the Shares based, among other considerations, on Subscriber's investigation and evaluation of the Company and its business and Subscriber has not relied on any oral statements or written material other than as set forth in those documents and this Subscription Agreement.

(b) Subscriber is aware that an investment in the Shares is highly speculative and Subscriber could lose Subscriber's entire investment and Subscriber's financial condition is such that Subscriber is able to bear the economic risks of investment in the Shares, including the risk of loss of Subscriber's entire investment in the Shares should the Company become worthless.

(c) This Subscription Agreement has been completed and delivered to the Company, and all of the statements, answers and information set forth herein and therein are true, complete and correct on the date hereof and will be true, complete and correct on the date of acceptance of this Subscription Agreement. The representations, warranties, acknowledgements and agreements made by the undersigned herein and therein shall survive acceptance of the Subscription Agreement and may be relied upon by the Company and any investigating party unless and until the undersigned delivers to them a written execution and delivery instrument stating that such information is no longer accurate and complete.

(d) The undersigned is currently a United States citizen and a bona fide resident of the state, and the address and Social Security number or Federal tax identification number set forth opposite the undersigned's signature are true and correct. The undersigned has no current intention of becoming a resident of any other state or jurisdiction. If a natural person the Subscriber is twenty-one (21) years of age or older.

3. Acknowledgment and Consent of Subscriber. In consideration of Subscriber's purchase of the Shares, Subscriber hereby acknowledges and agrees that Subscriber's representations and warranties will be relied on by the Company, and further acknowledges consents and agrees to the following:

(a) The Shares are highly speculative investments. A Subscriber investing in the Shares risks a complete loss of Subscriber's entire investment in the Company, and understands and is fully cognizant of the risk factors related to the purchase of the Shares, including, but not limited to, those set forth in the "Risk Factors" section of the OC.

(b) No federal or state agency has made any findings as to the fairness of the terms of the Offering.

(c) There have been no express or implicit representations, guarantees or warranties to Subscriber by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized as a result of this investment.

(d) In connection with this Subscription Agreement, the Company is collecting certain "personal information", as that term is defined in applicable federal and/or state privacy laws, rules and regulations in effect from time to time, regarding the Subscriber. The Company agrees it shall only use and disclose such personal information for purposes consistent for that which it was initially collected without first obtaining consent from the Subscriber. In addition to the foregoing, the Subscriber agrees and acknowledges that the Company may use and disclose the Subscriber's personal information and that of its representative/agent as follows:

(i) for internal use with respect to managing the relationships between and contractual obligations of the Company and the Subscriber;

(ii) for use and disclosure for income tax related purposes,

Including without limitation, where required by law, disclosure to the Internal Revenue Service and the applicable state tax agencies;

(iii) disclosure to securities commissions and other regulatory bodies with jurisdiction with respect to reports of trade and similar regulatory filings;

(iv) disclosure to a governmental or other authority to which the disclosure is required by court order or subpoena compelling such disclosure and where there is no reasonable alternative to such disclosure;

(v) disclosure to professional advisers of the Company in connection with the performance of their professional services;

(vi) disclosure to any person where such disclosure is necessary for legitimate business reasons and is made with the prior written consent of the Subscriber;

(vii) disclosure to a court determining the rights of the parties under this Subscription Agreement; or by law.

BY MAKING THE REPRESENTATIONS CONTAINED IN SECTIONS 2 AND 3 ABOVE, YOU HAVE NOT WAIVED ANY RIGHT OF ACTION YOU MIGHT HAVE UNDER ANY APPLICABLE FEDERAL SECURITIES LAW. HOWEVER, THE COMPANY INTENDS TO ASSERT THESE REPRESENTATIONS AS A DEFENSE IN ANY SUBSEQUENT LITIGATION.

4. Miscellaneous.

(a) Further Acts. Each of the parties hereto agrees to perform any further acts and execute and deliver any documents that may be reasonably necessary to carry out the provisions of this Subscription Agreement.

(b) No Waiver. The provisions of this Subscription Agreement may not be waived, altered, amended or repealed, in whole or in part, except with the written consent of all parties to this Subscription Agreement.

(c) Binding Effect. This Subscription Agreement shall be binding on, and shall inure to the benefit of, each party hereto, and their respective successors and assigns.

(d) No Assignment by Subscriber. Neither this Subscription Agreement, nor the rights or obligations of the undersigned Subscriber may be assigned by the Subscriber without the prior written consent of the Company, which consent may be withheld in the absolute discretion of the Company.

(e) Applicable Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Nevada, without regard to conflict of law principles, notwithstanding the fact that one or more counterparts hereof may be executed outside of the state, or one or more of the obligations of the parties hereunder are to be performed outside of the state. Any suit, action or proceeding to determine, construe or enforce any provision of this Subscription Agreement, or the rights of any party hereunder, shall be brought in the County of Las Vegas, State of Nevada, and all parties agree that jurisdiction shall lie therein.

(f) Attorneys' Fees. In the event that any party to this Subscription Agreement shall commence any suit, action, arbitration or other proceeding to interpret this Subscription Agreement, or determine or enforce any right or obligation created hereby, including but not limited to any action for rescission of this Subscription Agreement or for a determination that this Subscription Agreement is void or ineffective *ab initio*, the prevailing party in such action shall recover such party's costs and expenses incurred in connection therewith, including attorneys' fees and costs of appeal, if any. Any court, arbitrator or panel of arbitrators shall, in entering any judgment or making any award in any such suit, action, arbitration or other proceeding, in addition to any and all other relief awarded to such prevailing party, include in such judgment or award such party's costs and expenses as provided in this Section 3(f).

(g) Headings. The headings of the articles and sections contained in this Subscription Agreement are included herein for reference purposes only, solely for the convenience of the parties hereto, and shall not in any way be deemed to affect the meaning, interpretation or applicability of this Subscription Agreement or any term, condition or provision hereof.

(h) Entire Agreement. The terms and provisions of this Subscription Agreement supersede all written and oral agreements and representations made by or on behalf of the Company, and to the extent inconsistent with any other agreement or document, the terms and provisions of this Subscription Agreement shall govern. This Subscription Agreement contains the entire agreement of the parties.

(i) Execution and Counterparts; Facsimile Transmission. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and such counterparts together shall constitute only one instrument. Any or all of such counterparts may be executed within or outside the State of Nevada. Any one of such counterparts shall be sufficient for the purpose of proving the existence and terms of this Subscription Agreement and no party shall be required to produce an original or all of such counterparts in making such proof. Each party hereto, and their respective successors and assigns, shall be authorized to rely upon the signatures of all of the parties hereto which are delivered by facsimile or email as constituting a duly authorized, actual, current delivery of this Subscription Agreement with original ink signatures of each person and entity.

(j) Pronouns; Gender; Number. When the context so requires in this Subscription Agreement, the masculine gender includes the feminine and/or the neuter, and the singular number includes the plural.

(k) Severability. In case any one or more of the provisions or any portion of any provision contained in this Subscription Agreement should be found to be invalid, illegal or unenforceable in any respect, such provision or portion thereof shall be modified or deleted in such manner so as to afford the parties the fullest protection commensurate with making this Subscription Agreement, as modified, legal and enforceable under applicable laws, and the validity, legality and enforceability of any such provision shall not in any way be affected or impaired thereby, such remaining provisions or portion of any such provision construed as severable and independent thereof.

(l) Time is of the Essence. Time is expressly declared to be of the essence in this Subscription Agreement and of every provision hereof in which time is an element.

(m) Notices. All notices or other communications given or made hereunder shall be in writing and shall be delivered by hand or mailed by registered or certified mail, return receipt requested, postage prepaid, to the undersigned Subscriber or to the Company at the respective addresses set forth herein, and shall be deemed to have been duly given when delivered personally, or three (3) business days following deposit in the United States mail.

IN WITNESS WHEREOF, the undersigned, or its duly authorized representative(s), has hereby executed and delivered this Subscription Agreement as of the date set forth below.

______________________ Number of Shares Purchased (Purchase Price)	______________________ Total Investment Amount [Number of Shares x 0.80 per Share Total Investment Amount is $____]
______________________ Signature of Subscriber	______________________ Street Address
______________________ Signature and Consent of Spouse and/or Co-Subscriber (if applicable)	______________________ City or Town
______________________ Title or Capacity (if applicable)	______________________ State Zip Code
______________________ Social Security ("SSN") or Federal Tax Identification ("EIN") for Subscriber	Date:______________________
______________________ SSN or EIN for Spouse and/or Co-Subscriber	

ACCEPTANCE OF SUBSCRIPTION

THE SUBSCRIBER IMMEDIATELY NAMED ABOVE FOR THE NUMBER OF SHARES AND FOR THE INVESTMENT AMOUNT TENDERED AS SPECIFIED ABOVE (OR SUCH LESSER AMOUNTS AS AGREED TO BY ABCO ENERGY, INC., AS INDICATED ON THIS ACCEPTANCE PAGE) IS HEREBY ACCEPTED BY ABCO ENERGY, INC AS OF THE DATE SET FORTH BELOW, SUBJECT TO THE RESPECTIVE TERMS AND CONDITIONS OF THE WITHIN SUBSCRIPTION AGREEMENT, THE RISK FACTORS, AND ALL RELATED OFFERING AND SUBSCRIPTION DOCUMENTS, AGREEMENTS OR INSTRUMENTS.

ACCEPTED as of ____________________________, 2012

ABCO Energy, Inc.
A Nevada Corporation

By:_________________